Brookfield Business Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at June 30, 2018 and December 31, 2017 and for the
three and six months ended June 30, 2018 and 2017

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	June 30, 2018	December 31, 2017
Assets
Cash and cash equivalents	4	$1,873	$1,106
Financial assets	5	484	361
Accounts and other receivable, net	6	3,676	3,454
Inventory, net	7	1,254	1,068
Assets held for sale	8	96	14
Other assets	9	445	430
Current assets		7,828	6,433
Financial assets	5	462	423
Accounts and other receivable, net	6	778	908
Other assets	9	73	79
Property, plant and equipment		2,575	2,530
Deferred income tax assets		256	174
Intangible assets		2,909	3,094
Equity accounted investments	10	483	609
Goodwill		1,677	1,554
Total assets		$17,041	$15,804
Liabilities and equity
Liabilities
Accounts payable and other	11	$5,454	$4,865
Liabilities associated with assets held for sale	8	15	—
Borrowings	13	606	825
Current liabilities		6,075	5,690
Accounts payable and other	11	731	773
Borrowings	13	4,473	2,440
Deferred income tax liabilities		807	837
Total liabilities		$12,086	$9,740
Equity
Limited partners	16	$1,477	$1,585
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	16	1,348	1,453
Interest of others in operating subsidiaries		2,130	3,026
Total equity		4,955	6,064
Total liabilities and equity		$17,041	$15,804

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS, except per unit amounts)	Notes	2018	2017	2018	2017
Revenues	19	$8,775	$4,870	$16,969	$6,804
Direct operating costs	18	(8,200)	(4,673)	(15,849)	(6,547)
General and administrative expenses	19	(142)	(76)	(260)	(138)
Depreciation and amortization expense	19	(105)	(88)	(211)	(153)
Interest expense	19	(83)	(50)	(169)	(69)
Equity accounted income (loss), net		(7)	14	10	24
Impairment expense, net		—	(23)	—	(30)
Gain on acquisitions/dispositions, net	8	90	9	106	281
Other income (expenses), net		(7)	(9)	(21)	5
Income (loss) before income tax		321	(26)	575	177
Income tax (expense) recovery
Current		(52)	(4)	(80)	—
Deferred		39	4	29	—
Net income (loss)		$308	$(26)	$524	$177
Attributable to:
Limited partners		$40	$(3)	$5	$29
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		38	(3)	4	31
Special Limited Partners	16	41	—	184	—
Interest of others in operating subsidiaries		189	(20)	331	117
		$308	$(26)	$524	$177
Basic and diluted earnings per limited partner unit	16	$0.60	$(0.06)	$0.07	$0.55

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2018	2017	2018	2017
Net income (loss)		$308	$(26)	$524	$177
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$(280)	$(25)	$(323)	$27
Available-for-sale securities		—	22	—	(5)
Net investment and cash flow hedges	4	57	(13)	80	(27)
Equity accounted investment	10	(1)	(1)	(3)	(1)
Taxes on the above items		1	(1)	(4)	2
		(223)	(18)	(250)	(4)

Items that will not be reclassified subsequently to profit or loss:
Fair value through OCI		32	—	56	—
Taxes on the above item		—	—	(1)	—
Total other comprehensive income (loss)		(191)	(18)	(195)	(4)
Comprehensive income (loss)		$117	$(44)	$329	$173
Attributable to:
Limited partners		$17	$(2)	$(26)	$37
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		15	(2)	(26)	40
Special Limited Partners		41	—	184	—
Interest of others in operating subsidiaries		44	(40)	197	96
		$117	$(44)	$329	$173

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Non-controlling interests
	Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Capital	Retained earnings	Ownership change (1)	Accumulated other comprehensive income (loss) (2)	Limited Partners	Capital	Retained earnings	Ownership change (1)	Accumulated other comprehensive income (loss) (2)	Redemption- Exchange Units	Retained earnings	Capital	Interest of others in operating subsidiaries	Total Equity
Balance as at January 1, 2018	$1,766	$(69)	$—	$(112)	$1,585	$1,674	$(71)	$—	$(165)	$1,438	$—	$15	$3,026	$6,064
Adoption of new accounting standards (3)	—	(132)	—	—	(132)	—	(128)	—	—	(128)	—	—	(5)	(265)
Revised opening balance January 1, 2018	1,766	(201)	—	(112)	1,453	1,674	(199)	—	(165)	1,310	—	15	3,021	5,799
Net income (loss)	—	5	—	—	5	—	4	—	—	4	184	—	331	524
Other comprehensive income (loss)	—	—	—	(31)	(31)	—	—	—	(30)	(30)	—	—	(134)	(195)
Total comprehensive income (loss)	—	5	—	(31)	(26)	—	4	—	(30)	(26)	184	—	197	329
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	6	6
Distributions (4)	—	(8)	—	—	(8)	—	(8)	—	—	(8)	(184)	—	(1,658)	(1,858)
Ownership change (1)		(25)	83	—	58	—	(24)	81	—	57	—	—	391	506
Acquisition of interest (5)	—	—	—	—	—	—	—	—	—	—	—	—	173	173
Balance as at June 30, 2018	$1,766	$(229)	$83	$(143)	$1,477	$1,674	$(227)	$81	$(195)	$1,333	$—	$15	$2,130	$4,955
Balance as at January 1, 2017	$1,345	$2	$—	$(141)	$1,206	$1,474	$3	$—	$(197)	$1,280	$—	$15	$1,537	$4,038
Net income (loss)	—	29	—	—	29	—	31	—	—	31	—	—	117	177
Other comprehensive income (loss)	—	—	—	8	8	—	—	—	9	9	—	—	(21)	(4)
Total comprehensive income (loss)	—	29	—	8	37	—	31	—	9	40	—	—	96	173
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	4	4
Distributions	—	(7)	—	—	(7)	—	(7)	—	—	(7)	—	—	(307)	(321)
Ownership change	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Acquisition of interest	—	—	—	—	—	—	—	—	—	—	—	—	1,424	1,424
Other	$—	$(2)	$—	$—	$(2)	$—	$(2)	$—	$—	$(2)	$—	$—	$—	$(4)
Balance as at June 30, 2017	$1,345	$22	$—	$(133)	$1,234	$1,474	$25	$—	$(188)	$1,311	$—	$15	$2,754	$5,314

__________________________

(1)	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

(2)	See Note 17 for additional information.

(3)	See Note 2(c) for additional information on adoption of new accounting standards.

(4)	See Note 16 for additional information on distributions as it relates to the Special Limited Partners.

(5)	See Note 3 Acquisition of businesses for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2018	2017
Operating Activities
Net income (loss)		$524	$177
Adjusted for the following items:
Share of undistributed equity accounted earnings		13	(24)
Impairment expense, net		—	30
Depreciation and amortization expense		211	153
Gain on acquisitions/dispositions, net		(106)	(281)
Provisions and other items		92	(9)
Deferred income tax expense (recovery)		(29)	—
Changes in non-cash working capital, net	20	(514)	(370)
Cash from operating activities		191	(324)
Financing Activities
Proceeds from borrowings		2,862	725
Repayment of borrowings		(1,113)	(426)
Proceeds from other credit facilities, net		270	358
Capital provided by others who have interests in operating subsidiaries		690	694
Distributions to limited partners and Redemption-Exchange Unitholders		(16)	(14)
Distributions to Special Limited Partners Unitholders		(191)	—
Distributions to others who have interests in operating subsidiaries	16	(1,607)	(307)
Cash from (used in) financing activities		895	1,030
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(216)	(1,117)
Property, plant and equipment and intangible assets		(156)	(90)
Equity accounted investments		(8)	—
Financial assets		(71)	(89)
Dispositions
Subsidiaries, net of cash disposed		—	358
Property, plant and equipment		55	12
Equity accounted investments		131	13
Financial assets		1	200
Net settlement of foreign exchange hedges		4	(3)
Restricted cash and deposits		(18)	6
Cash from (used in) investing activities		(278)	(710)
Cash
Change during the period		808	(4)
Impact of foreign exchange on cash		(41)	(1)
Balance, beginning of year		1,106	1,050
Balance, end of period		$1,873	$1,045
Supplemental cash flow information is presented in Note 20

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries, (collectively, "the partnership") own and operate business services and industrial operations ("the Business") on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. ("Brookfield Asset Management" or "Brookfield" or the "parent company"). Brookfield Business Partners L.P.'s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BBU" and "BBU.UN", respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2017, except for the impact of the adoption of the accounting standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2017 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the partnership's consolidated financial statements as at and for the year ended December 31, 2017. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2017, other than changes required as a result of adopting new standards as discussed below.
These unaudited interim condensed consolidated financial statements were approved by the partnership's Board of Directors and authorized for issue on August 2, 2018.
Revision of comparatives

The comparative cash flow figures for the six month period ended June 30, 2017, have been revised for the correction of an immaterial error identified by management related to the reclassification of cash flows from bank overdrafts, from an acquisition completed in May 2017 in our business services segment, within the unaudited interim condensed consolidated statements of cash flow. As a result, $358 million (nine month period ended September 30, 2017: $339 million; year ended December 31, 2017: $360 million; and three month period ended March 31, 2018: $177 million), which was previously reported in accounts payable and other within the operating activities line item entitled changes in non-cash working capital, net, is now being reported within the financing activities line item entitled proceeds from credit facilities, net. The 2017 comparative figures in the supplemental cash flow information within Note 20 have also been updated to remove the bank overdraft which was previously recorded within accounts payable and other. The correction of the classification in the statement of cash flow is immaterial and had no impact on the partnership’s historical unaudited interim condensed statements of financial position, statements of operating results, statements of comprehensive income, and statements of changes in equity.

(b)	New accounting policies adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2018.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring additional disclosures. IFRS 15 requires disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.
The partnership adopted the standard using the modified retrospective approach, in which a cumulative catch-up adjustment is recorded through opening retained earnings on January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated. The partnership elected to use the practical expedient for contract modifications. On adoption, the partnership recorded a reduction in opening retained earnings of approximatively $260 million, attributable to the partnership net of taxes, mainly from our construction services business. Under IFRS 15, revenue from the partnership’s construction services contracts will continue to be recognized over time; however, a higher threshold of probability must be achieved prior to recognizing revenue from variable consideration such as incentives and claims and variations resulting from contract modifications. Under IAS 18 and IAS 11, revenue was recognized when it is probable that work performed will result in revenue whereas under IFRS 15, revenue is recognized when it is highly probable that a significant reversal of revenue will not occur for these modifications. Refer to Note 2(c) for impact on adoption of IFRS 15.

(i)	Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments ("IFRS 9") superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce greater judgment to assess the effectiveness of a hedging relationship. The partnership adopted the standard using the retrospective approach without restatement, in which a cumulative catch-up adjustment is recorded through opening retained earnings on January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated. On adoption, the partnership recorded an adjustment in opening retained earnings of $nil attributable to the partnership net of taxes. Refer to Note 2(e) for impact on adoption of IFRS 9.

(ii)	Foreign Currency Transactions and Advance Consideration
In December 2016, the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration ("IFRIC 22"), effective for annual reporting periods beginning on or after January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation may be applied either retrospectively or prospectively. The adoption of IFRIC 22 did not have a significant impact on the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

(c)	Impact on adoption of new IFRS standards

On adoption of IFRS 15, we recorded a total reduction in opening retained earnings of $260 million, attributable to the partnership net of taxes, mainly associated with our construction services business. The partnership also recorded the associated reduction of $125 million in accounts and other receivable, net, and an increase of $121 million in accounts payable and other.

(US$ MILLIONS)	Opening balance January 1, 2018	Adoption of new accounting standards	Revised opening balance January 1, 2018
Assets
Cash and cash equivalents	$1,106	$—	$1,106
Financial assets	361	—	361
Accounts and other receivable, net	3,454	(98)	3,356
Inventory, net	1,068	4	1,072
Assets held for sale	14	—	14
Other assets	430	(60)	370
Current assets	6,433	(154)	6,279
Financial assets	423	—	423
Accounts and other receivable, net	908	(27)	881
Other assets	79	1	80
Property, plant and equipment	2,530	—	2,530
Deferred income tax assets	174	42	216
Intangible assets	3,094	—	3,094
Equity accounted investments	609	(6)	603
Goodwill	1,554	—	1,554
Total assets	$15,804	$(144)	$15,660
Liabilities and equity
Liabilities
Accounts payable and other	$4,865	$126	$4,991
Liabilities associated with assets held for sale	—	—	—
Borrowings	825	—	825
Current liabilities	5,690	126	5,816
Accounts payable and other	773	(5)	768
Borrowings	2,440	—	2,440
Deferred income tax liabilities	837	—	837
Total liabilities	$9,740	$121	$9,861
Equity
Limited partners	$1,585	$(132)	$1,453
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,453	(128)	1,325
Interest of others in operating subsidiaries	3,026	(5)	3,021
Total equity	6,064	(265)	5,799
Total liabilities and equity	$15,804	$(144)	$15,660

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

(d)	Revenue from contracts with customers

Construction Services

Construction Services

Our construction services business provides end-to-end design and development solutions for our customers. The work performed on these contracts creates or enhances an asset that our customer controls and accordingly we recognize revenue on these contracts over a period of time. The partnership uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.

As work is performed, a contract asset in the form of work-in-progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenue under the cost-to-cost method and when payment is received is typically less than one year.

IFRS 15 requires a highly probable criterion with regards to recognizing revenue arising from variable consideration and contract modification and claims. For variable consideration, revenue is only to be recognized to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Business Services

Fuel Distribution & Marketing

The fees and related costs for providing road fuel distribution and marketing are recognized at a point in time when the services are provided.

Revenue from the sale of goods in our UK road fuel service operation represents net invoiced sales of fuel products and Renewable Transport Fuel Obligation ("RTFO") certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. Revenue is recognized at the point that title passes to the customer.

Facilities Management

The fees and related costs for providing facilities management services are recognized over the time in which the services are provided.

Real Estate Services

The fees and related costs for providing real estate and logistics services are recognized over the time in which the services are provided.

Associated with the delivery of certain service contracts, our partnership also earns revenue from home sale transactions and referral fees from suppliers utilized in servicing these contracts. These revenue transactions are recognized as follows:

•Home Sale: The partnership earns home sale revenue from two types of contracts: cost-plus home sale and fixed fee home sale contracts. Under a cost-plus home sale contract, the partnership earns a performance fee and bears no risk of loss with respect to costs incurred. Revenues and related costs associated with the purchase and resale of residences under cost-plus contracts are recognized on a net basis over the period in which services are provided as control over the home does not pass onto the partnership. Under a fixed fee home sale contract, the partnership earns a fixed fee based upon a percentage of the acquisition cost of the residential property. This fee revenue is recognized when the home is acquired by the customer as the partnership’s performance obligation is complete at this time. The revenues and expenses related to the home sale itself are recorded on a gross basis.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

•Referral fees: The partnership earns referral fees from various suppliers who provide services to customers through our service offerings. A significant portion of the referral fee revenue is generated from the closing of a home sale or purchase transaction, under which the partnership earns a percentage of the commissions received by the real estate agent on the purchase or sale of a home by the customer. Referral fees from home purchases or sales are recognized upon the closing date of the real estate transaction. The partnership recognizes referral fees from other suppliers upon completion of the services.

Industrial Operations

Manufacturing

Sales of goods are recognized at a point in time when the product is shipped and control passes to the customer. Services revenues are recognized over time when the services are provided.

Mining

Revenue from our mining business is made under provisional pricing arrangements. Revenue from the sale of palladium and by-product metals is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when significant rights and obligations of ownership pass and title and control is transferred. The business’ smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 150 days. The fair value of the final sales price adjustment is re-estimated by reference to forward market prices at each period end and changes in fair value are recognized as an adjustment to revenue. As a result, the accounts receivable amounts related to this business are recorded at fair value.

Energy

Energy Commodities and Services

Revenue from the sale of oil and gas is recognized at a point in time when title and control of the product passes to an external party, based on volumes delivered and contractual delivery points and prices. Revenue for the production in which the partnership has an interest with other producers is recognized based on the partnership’s working interest. Revenue is measured net of royalties to reflect the deduction for other parties’ proportionate share of the revenue. Revenue from the rendering of services is recognized at a point in time when significant rights and obligations of ownership pass and title and control is transferred.

Remaining Performance Obligations

Construction Services

Backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract, work order, or letter of intent. The total backlog for our construction services operations equates to approximately two years of activity.

Industrial Operations

Our Brazilian water treatment and distribution operation is party to certain remaining performance obligations which have a duration of more than one year. The most significant remaining performance obligations at January 1, 2018 relate to the service concession arrangements with various municipalities which have an average term of 25 years.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

The tables below summarize our segment revenue by geography, and timing of revenue recognition for IFRS 15 revenue for the three months ending June 30, 2018:

(US$ MILLIONS)
Timing of Revenue Recognition	Business Services	Industrial Operations	Construction Services	Energy	Corporate and Other	Total
Goods/services provided at a point in time	$6,325	$781	$21	$54	$—	$7,181
Services transferred over a period of time	391	68	1,110	—	—	1,569
Total IFRS 15 revenue	$6,716	$849	$1,131	$54	$—	$8,750
Other non IFRS 15 revenue	10	6	2	3	4	25
Total revenue	$6,726	$855	$1,133	$57	$4	$8,775

(US$ MILLIONS)
Geography	Business Services	Industrial Operations	Construction Services	Energy	Corporate and Other	Total (1)
United Kingdom	$5,223	$23	$389	$—	$—	$5,635
Canada	953	143	21	54	—	1,171
Australia	84	—	623	—	—	707
Brazil	164	212	—	—	—	376
USA	100	112	—	—	—	212
Middle East (2)	1	1	98	—	—	100
Other	191	358	—	—	—	549
Total IFRS 15 revenue	$6,716	$849	$1,131	$54	$—	$8,750
__________________________________

(1)
Geography of the other non IFRS 15 revenue is as follows: United Kingdom $2 million, United States $4 million, Canada $5 million, Australia $1 million, Brazil $6 million, Middle East $nil and Other $7 million.

(2)	Middle East primarily consists of United Arab Emirates.

(US$ MILLIONS)
Transition	Business Services	Industrial Operations	Construction Services	Energy	Corporate and Other	Total
Revenue as if it were under former revenue standards	$6,716	$851	$1,125	$54	$—	$8,746
IFRS 15 Impact	—	(2)	6	—	—	4
Total IFRS 15 Revenue	$6,716	$849	$1,131	$54	$—	$8,750

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

The tables below summarize our segment revenue by geography, and timing of revenue recognition for IFRS 15 revenue for the six months ending June 30, 2018:

(US$ MILLIONS)
Timing of Revenue Recognition	Business Services	Industrial Operations	Construction Services	Energy	Corporate and Other	Total
Goods/services provided at a point in time	$12,024	$1,473	$34	$147	$—	$13,678
Services transferred over a period of time	985	117	2,139	—	—	3,241
Total IFRS 15 revenue	$13,009	$1,590	$2,173	$147	$—	$16,919
Other non IFRS 15 revenue	21	12	3	7	7	50
Total revenue	$13,030	$1,602	$2,176	$154	$7	$16,969

(US$ MILLIONS)
Geography	Business Services	Industrial Operations	Construction Services	Energy	Corporate and Other	Total (1)
United Kingdom	$9,959	$30	$712	$—	$—	$10,701
Canada	1,884	255	34	147	—	2,320
Australia	170	—	1,216	—	—	1,386
Brazil	465	429	—	—	—	894
USA	174	216	—	—	—	390
Middle East (2)	2	1	211	—	—	214
Other	355	659	—	—	—	1,014
Total IFRS 15 revenue	$13,009	$1,590	$2,173	$147	$—	$16,919
__________________________________

(1)
Geography of the other non IFRS 15 revenue is as follows: United Kingdom $6 million, United States $4 million, Canada $11 million, Australia $2 million, Brazil $12 million, Middle East $nil and Other $15 million.

(2)	Middle East primarily consists of United Arab Emirates.

(US$ MILLIONS)
Transition	Business Services	Industrial Operations	Construction Services	Energy	Corporate and Other	Total
Revenue as if it were under former revenue standards	$13,009	$1,590	$2,173	$147	$—	$16,919
IFRS 15 Impact	—	—	—	—	—	—
Total IFRS 15 Revenue	$13,009	$1,590	$2,173	$147	$—	$16,919

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

(e)	Financial instruments and hedge accounting
Classification & Measurement
The table below summarizes the partnership’s classification and measurement of financial assets and liabilities, on adoption of IFRS 9:

	Classification	Measurement	Statement of Financial Position Account
Financial assets
Cash and cash equivalents	Debt	Amortized cost	Cash and cash equivalents
Accounts receivable	Debt	Amortized cost / FVTPL	Accounts and other receivable, net
Restricted cash	Debt	Amortized cost	Financial assets
Equity securities	Equity	FVTPL / FVOCI	Financial assets
Debt securities	Debt	FVTPL / FVOCI / Amortized cost	Financial assets
Derivative assets	Derivatives	FVTPL(1)	Financial assets
Other financial assets	Debt / Equity	Amortized cost / FVTPL/ FVOCI	Financial assets

Financial liabilities
Borrowings	Debt	Amortized cost	Borrowings
Accounts payable and other	Debt	Amortized cost	Accounts payable and other
Derivative liabilities	Derivatives	FVTPL(1)	Accounts payable and other
__________________________

(1) Derivatives are classified and measured at FVTPL except those designated in hedging relationships.

The classification depends on the specific business model for managing the financial instruments and the contractual terms of the cash flows. The partnership maintains a portfolio of marketable securities comprised of equity and debt securities. The marketable securities are recognized on their trade date. They are subsequently measured at fair value at each reporting date with the change in fair value recorded in either profit or loss ("FVTPL") or other comprehensive income ("FVOCI"). For investments in debt instruments, this will depend on the business model in which the investment is held.

At initial recognition, the partnership measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets are classified as amortized cost based on their nature and use within the partnership’s business. Financial assets classified as amortized cost are recorded initially at fair value, then subsequently measured at amortized cost using the effective interest method, less any impairment.

Impairment

The partnership assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Impairment charges are recognized in profit or loss based on the expected credit loss model.

Derivatives and hedging activities

The partnership selectively utilizes derivative financial instruments primarily to manage financial risks, including commodity price risk and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.

(i) Items classified as hedges

Realized and unrealized gains and losses on foreign exchange contracts and foreign currency debt that are designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value with changes in fair value recorded in profit or loss or as a component of equity, as applicable.

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into profit or loss over the term of the corresponding interest payments.

(ii) Items not classified as hedges

Derivative financial instruments that are not designated as hedges are recorded at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in other income (expenses), net.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the partnership takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

Level 3 - Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

Summary of impact upon adoption of IFRS 9 - Classification and Measurement

The table below illustrates the classification and measurement of financial assets under IFRS 9 and IAS 39 at the date of initial application. A similar table for financial liabilities has not been prepared because there have not been any reclassifications and remeasurements within financial liabilities.

The following table is as at January 1, 2018:

(US$ MILLIONS)	FVTPL	FVOCI	Amortized Cost	Total
Opening balance (IAS 39)	$166	$429	$5,852	$6,447
Reclassifications	211	(211)	—	—
Revised opening balance (IFRS 9)	$377	$218	$5,852	$6,447
The following paragraphs explain how applying the new classification requirements of IFRS 9 led to changes in classification of certain financial assets held by the partnership as shown in the table above.

Instruments reclassified from Available for Sale (IAS 39) to FVTPL (IFRS 9):

Debt Instruments previously classified as available for sale but which fail the Solely for Payment, Principal and Interest ("SPPI") test

The partnership held secured debentures and contractual rights which were reclassified from available for sale to FVTPL for $187 million. Under IFRS 9, the debentures and contractual rights do not meet the criteria to be classified as at amortized cost or FVOCI because their cash flows do not represent solely payments of principal and interest. Related fair value gains of $3 million attributable to the partnership net of taxes were transferred from the available for sale reserve to retained earnings on January 1, 2018.

Equity instruments previously classified as available for sale and for which FVOCI election is not made

The partnership held an equity instrument which was reclassified from available for sale to FVTPL for $24 million. Related fair value losses of $3 million attributable to the partnership net of taxes were transferred from the available for sale reserve to retained earnings on January 1, 2018.

Summary of impact upon adoption of IFRS 9 - Impairment

The partnership's opening loss allowances in accordance with IAS 39 do not differ materially from the partnership's opening expected credit losses ("ECL") determined in accordance with IFRS 9, as at January 1, 2018.

Summary of impact upon adoption of IFRS 9 - Derivatives and hedging activities

In accordance with IFRS 9’s transition provisions for hedge accounting, the partnership has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application on January 1, 2018. The partnership’s qualifying hedging relationships in place as at January 1, 2018 also qualified for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships.

(f)	Future changes in accounting policies

(i)	Leases
In January 2016, the IASB published a new standard, IFRS 16 Leases ("IFRS 16"). The new standard brings most leases on the balance sheet, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

The partnership has participated in strategic planning sessions with its subsidiaries and associates in order to provide guidance regarding the key considerations and to develop an adoption project plan. The partnership is completing its assessment of existing contractual arrangements to identify the existing population of lease arrangements that would be capitalized under the new standard. Next steps include performing an initial quantification of the existing obligations, assessing any potential impact to IT systems and internal controls and reviewing the additional disclosures required by the new standard.
IFRS 16 can either be adopted on a full retrospective method or on a modified retrospective method whereby any transitional impact is recorded in equity as at January 1, 2019 and comparative periods are not restated. The partnership currently anticipates that the modified retrospective approach will be adopted and is currently in the process of evaluating a number of practical expedients available under the new standard.
The partnership continues to evaluate the overall impact of IFRS 16 on its consolidated financial statements.

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The partnership is currently evaluating the impact of IFRIC 23 on its unaudited interim condensed consolidated financial statements.
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees' relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

(a)	Acquisitions completed in the six months ended June 30, 2018
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates:

(US$ MILLIONS)	Business Services (1)	Industrial Operations (1)	Total
Cash	$4	$45	$49
Total Consideration (2)	$4	$45	$49

(US$ MILLIONS)
Cash and cash equivalents	$2	$30	$32
Accounts receivable and other	1	75	76
Inventory	—	58	58
Equity accounted investments	—	1	1
Property, plant and equipment	2	187	189
Intangible assets	5	231	236
Goodwill	8	180	188
Deferred income tax assets	—	27	27
Financial assets	—	2	2
Accounts payable and other	(1)	(199)	(200)
Borrowings	—	(266)	(266)
Deferred income tax liabilities	—	(72)	(72)
Net assets acquired before non-controlling interest	17	254	271
Non-controlling interest (3) (4)	(13)	(209)	(222)
Net Assets Acquired	$4	$45	$49
__________________________________

(1)	The initial fair values of all acquired assets, liabilities and goodwill for these acquisitions have been determined on a preliminary basis at the end of the reporting period.

(2)	Excludes consideration attributable to non-controlling interest, which represents the interest of others in operating subsidiaries.

(3)	Non-controlling interest recognized on business combination, were measured at fair value for Business Services.

(4)	Non-controlling interest recognized on business combination, were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for Industrial Operations.

Business Services
Facilities management business ("BGIS")
On February 1, 2018, the partnership, through BGIS, completed a tuck-in acquisition, acquiring an 85% interest in Critical Solutions Group and Critical Power Testing and Maintenance ("CSG"), a US specialist provider of services for the data center market, for $4 million attributable to the partnership. On acquisition, the partnership had a 22% economic interest and an 85% voting interest in the business, which provides the partnership with control over the business. Accordingly, the partnership consolidates the business for financial reporting purposes.
Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the unaudited interim condensed consolidated statements of operating results. Goodwill of $8 million was acquired, which represents the expected growth and synergies the partnership expects to receive from the integration of the operations. Goodwill recognized is deductible for income tax purposes.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

The partnership’s results from operations for the period ended June 30, 2018 includes less than $1 million of revenue and less than $1 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of less than $1 million for the period ended June 30, 2018 and net loss of less than $1 million attributable to the partnership for the period ended June 30, 2018.
Industrial Operations
Schoeller Allibert Group B.V. ("Schoeller Allibert")
On May 15, 2018, the partnership, together with institutional investors, acquired a 70% interest in Schoeller Allibert, one of Europe's largest manufacturers of returnable plastic packaging systems. The partnership's economic interest of 14% was acquired for consideration of $45 million. The partnership has a 52% voting interest in this business, which provides us with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximatively $9 million were expensed at the acquisition date and recorded as other expenses on the unaudited interim condensed consolidated statements of operating results. Goodwill of $180 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes. Intangible assets of $231 million were acquired, primarily comprised of patented technology and customer relationships.
The partnership’s results from operations for the period ended June 30, 2018 includes $12 million of revenue and less than $1 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $41 million for the period ended June 30, 2018 and net loss of $3 million attributable to the partnership for the period ended June 30, 2018.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

(b)	Acquisitions completed in 2017
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates:

(US$ MILLIONS)	Business Services (1)	Industrial Operations	Energy (1)	Total
Cash	$198	$383	$12	$593
Contingent consideration	13	—	—	13
Total Consideration (2)	$211	$383	$12	$606

(US$ MILLIONS)
Cash and cash equivalents	$39	$296	$—	$335
Accounts receivable and other	1,248	978	—	2,226
Inventory	690	10	—	700
Equity accounted investments	122	90	—	212
Property, plant and equipment	264	200	39	503
Intangible assets	403	2,436	—	2,839
Goodwill	325	3	—	328
Deferred income tax assets	9	50	—	59
Financial assets	106	—	—	106
Other assets	—	65	—	65
Acquisition gain	—	—	(7)	(7)
Accounts payable and other	(1,885)	(227)	—	(2,112)
Borrowings	(210)	(1,468)	—	(1,678)
Deferred income tax liabilities	(58)	(729)	(2)	(789)
Net assets acquired before non-controlling interest	1,053	1,704	30	2,787
Non-controlling interest (3) (4)	(842)	(1,321)	(18)	(2,181)
Net Assets Acquired	$211	$383	$12	$606
________________

(1)	The initial fair values of all acquired assets, liabilities and goodwill for this acquisition have been determined on a preliminary basis at the end of the reporting period.

(2)	Excludes consideration attributable to non-controlling interest, which represents the interest of others in operating subsidiaries.

(3)	Non-controlling interest recognized on business combinations, were measured at fair value for Business Services and Energy.

(4)	Non-controlling interest recognized on business combinations, were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for Industrial Operations.

Business Services
Fuel Holdings Limited ("Greenergy")
On May 10, 2017, the partnership acquired, together with institutional investors, an 85% interest in Greenergy, a U.K. road fuel business. The partnership's economic interest of 14% was acquired for consideration of $79 million attributable to the partnership. The partnership has an 85% voting interest in this business, which provides us with control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes.

The contingent consideration contemplates potential earn outs based on reaching specific EBITDA targets over five years following closing, as well as achieving certain cash distribution and investment targets. Possible undiscounted earn outs payable ranges from $6 to $12 million. As of the acquisition date, the partnership has recorded contingent consideration of $11 million.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

Prior to closing the acquisition, the partnership had entered into a cash flow hedge, which generated a gain of $12 million, on closing. The partnership had elected to recognize and accordingly, reclassify the associated gains from other comprehensive income to include them in the initial fair value of net asset acquired.

Acquisition costs of $7 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results. Goodwill of $93 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2017 includes $1,917 million of revenue and $2 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $2,865 million and net income of approximately $4 million attributable to the partnership for the year ended December 31, 2017.
On October 31, 2017, the partnership, through Greenergy, completed two separate tuck-in acquisitions, acquiring an 85% interest in Inver Energy, an Irish road fuel business, and an 85% interest in Canadian Operators Petroleum, for combined consideration of $10 million attributable to the partnership. On acquisition, the partnership, through Greenergy, had a 14% economic interest and an 85% voting interest each of these businesses, which provides the partnership with control over the businesses. Accordingly, the partnership, through Greenergy, consolidates these businesses for financial reporting purposes.
Acquisition costs of less than a million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results. Goodwill of $9 million was acquired, which represents the expected growth and synergies the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2017 includes $17 million of revenue and less than a million of net income attributable to the partnership from the two tuck-in acquisitions. If these acquisitions had been effective January 1, 2017, the partnership would have recorded revenue of approximately $92 million for the year ended December 31, 2017 and net income of less than a million attributable to the partnership for the year ended December 31, 2017.
Fuel Marketing
On July 17, 2017, together with institutional partners, the partnership acquired 213 retail gas stations and associated convenience kiosks ("fuel marketing business") across Canada for consideration of $110 million attributable to the partnership. On acquisition, the partnership had a 26% economic interest and a 100% voting interest in this business, which gives the partnership control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes.
The gas stations will be rebranded as Mobil as part of an agreement with Imperial Oil, marking the introduction of the Mobil fuel brand into Canada. The gas stations will continue to allow customers to collect points through an existing loyalty program. An intangible asset was recognized on acquisition for the loyalty program.
Prior to the closing of the acquisition, the partnership had entered into a cash flow hedge, which generated a gain of $3 million on closing. The partnership elected to recognize and accordingly, reclassify the associated gains from other comprehensive income to include them in the initial fair value of net assets acquired.
Acquisition costs of $4 million were expensed at the acquisition date and recorded as other expenses in the consolidated statement of operating results. Goodwill of $211 million was acquired, which represents the expected growth and synergies the partnership expects to receive from the integration of the operations. Goodwill recognized is deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2017 includes $161 million of revenue and less than $2 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $353 million and net income of approximately $4 million attributable to the partnership for the year ended December 31, 2017.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

Other
On June 19, 2017, one of the partnership's subsidiaries acquired a real estate brokerage operation in Quebec, Canada for total consideration of approximately $9 million attributable to the partnership. On acquisition, the partnership had a 100% economic interest and a 100% voting interest in this business, which gives us control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results.
Goodwill of $9 million was acquired, which represents the synergies the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2017 includes $2 million of revenue and less than $1 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $7 million and net income of approximately $1 million attributable to the partnership for the year ended December 31, 2017.
Industrial Operations
BRK Ambiental
On April 25, 2017, the partnership acquired, together with institutional investors, a 70% interest in BRK Ambiental, a wastewater and industrial water treatment business in Brazil, which had a 12.5% voting interest in BRK Ambiental - Ativos Maduros S.A. (“OAMA”), an industrial water treatment business. OAMA is accounted for by BRK Ambiental using the equity method. Subsequently, on May 30, 2017, the partnership acquired, together with institutional investors, the remaining 87.5% voting interest in OAMA and began consolidating the businesses. On acquisition of BRK Ambiental, its 12.5% voting interest in OAMA was re-measured at fair value as part of the purchase price allocation. Given the brief duration of time between the two closing dates, no remeasurement gain or loss was recognized.
On acquisition of the businesses, the partnership had approximately a 27% economic interest, which combined with our voting interest, provides us with control over both BRK Ambiental and OAMA. Accordingly, the partnership consolidates the businesses for financial statement purposes. As at December 31, 2017, the partnership holds $35 million of the consideration in escrow, which will be released to the seller over the next five years on each anniversary date of closing. Acquisition costs of $11 million were expensed at the acquisition dates and recorded as other expenses on the consolidated statement of operating results. Goodwill of approximately $3 million was acquired, which represents the expected growth that the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from the combined operations for the year ended December 31, 2017, includes $132 million of revenue and $5 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $199 million for the year ended December 31, 2017 and net income of approximately $17 million attributable to the partnership for the year ended December 31, 2017.
Energy
On November 5, 2017, one of the partnership's subsidiaries acquired a bundle of service and swabbing rig assets in Alberta, Canada for total consideration of approximately $12 million attributable to the partnership. On acquisition, the partnership had a 40% economic interest and a 73% voting interest in this business, which give us control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes. Acquisition costs of a million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results. A bargain purchase gain of $7 million was recognized as the seller was motivated to exit the Canadian market.
The partnership’s results from operations for the year ended December 31, 2017 includes $3 million of revenue and $1 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $13 million for the year ended December 31, 2017 and net income of approximately $2 million attributable to the partnership for the year ended December 31, 2017.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. Financial instruments classified as fair value through profit or loss are carried at fair value on the unaudited interim condensed consolidated statements of financial position and changes in fair values are recognized in profit or loss.
The following table provides the details of financial instruments and their associated financial instrument classifications as at June 30, 2018:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,873	$1,873
Accounts receivable, net (current and non-current) (1)	45	—	4,409	4,454
Other assets (current and non-current) (2)	—	—	118	118
Financial assets (current and non-current) (3)	292	347	307	946
Total	$337	$347	$6,707	$7,391
Financial liabilities
Accounts payable and other (4)	$110	6	$3,996	$4,112
Borrowings (current and non-current)	—	—	5,079	5,079
Total	$110	$6	$9,075	$9,191
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $400 million.

(3)	Refer to Hedging Activities in Note 4(a) below.

(4)	Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various taxes and duties of $2,073 million.
Included in cash and cash equivalents as at June 30, 2018 is $957 million of cash (December 31, 2017: $556 million) and $916 million of cash equivalents (December 31, 2017: $550 million) which includes $690 million on deposit with Brookfield (December 31, 2017: $384 million), as described in Note 14.
The fair value of all financial assets and liabilities as at June 30, 2018 were consistent with carrying value with the exception of the promissory note receivable from Teekay Offshore Partners L.P. ("Teekay Offshore"), where fair value was $88 million (December 31, 2017: $88 million) compared to a book value of $71 million (December 31, 2017: $70 million), and the Teekay Offshore warrants, where fair value was $50 million compared to a book value of $39 million.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2017:

(US$ MILLIONS)	FVTPL	Available for Sale Securities	Loans and Receivables/ Other Liabilities	Total
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash and cash equivalents	$—	$—	$1,106	$1,106
Accounts receivable, net (current and non-current) (1)	50	—	4,312	4,362
Other assets (current and non-current) (2)	—	—	195	195
Financial assets (current and non-current) (3)	116	429	239	784
Total	$166	$429	$5,852	$6,447
Financial liabilities
Accounts payable and other (4)	$159	—	$3,766	$3,925
Borrowings (current and non-current)	—	—	3,265	3,265
Total	$159	$—	$7,031	$7,190
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $314 million.

(3)	Refer to Hedging Activities in Note 4(a) below.

(4)	Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various taxes and duties of $1,713 million.

(a)Hedging activities
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three and six months ended June 30, 2018, unrealized pre-tax net gains of $32 million and $65 million (June 30, 2017: $15 million and $46 million unrealized pre-tax net losses, respectively) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at June 30, 2018, there was an unrealized derivative asset balance of $35 million (December 31, 2017: $5 million) and derivative liability balance of $3 million (December 31, 2017: $27 million) relating to derivative contracts designated as net investment hedges.
The partnership uses commodity swap contracts to hedge the sale price of its gas contracts and foreign exchange contracts to hedge highly probable future transactions. A number of these contracts are designated as cash flow hedges. For the three and six months ended June 30, 2018, unrealized pre-tax net gains of $23 million and $13 million (June 30, 2017: net gains of $2 million and $19 million) were recorded in other comprehensive income for the effective portion of cash flow hedges. As at June 30, 2018, there was an unrealized derivative asset balance of $43 million (December 31, 2017: $29 million) and derivative liability balance of $3 million (December 31, 2017: $nil) relating to the derivative contracts designated as cash flow hedges.
Other derivative instruments are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

(b)Fair value hierarchical levels — financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $255 million (December 31, 2017: $257 million) of financial assets and $63 million (December 31, 2017: $64 million) of financial liabilities, which are measured at fair value using valuation inputs based on management's best estimates.
There were no transfers between levels during the three and six month period ended June 30, 2018. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at June 30, 2018 and December 31, 2017:

	June 30, 2018			December 31, 2017
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$263	$—	$—	$207	$—	$—
Accounts receivable	—	45	—	—	50	—
Loans and notes receivable	—	—	2	—	—	1
Derivative assets	8	113	39	15	66	34
Other financial assets	—	—	214	—	—	222
Total	$271	$158	$255	$222	$116	$257
Financial liabilities
Derivative liabilities	$12	$41	$—	$30	$65	$—
Other financial liabilities	—	—	63	—	—	64
Total	$12	$41	$63	$30	$65	$64

The following table presents the change in the balance of financial assets classified as Level 3 as at June 30, 2018:

(US$ MILLIONS)	June 30, 2018
Balance at beginning of year	$257
Fair value change recorded in net income	1
Fair value change recorded in other comprehensive income	(1)
Disposals	(2)
Balance at end of period	$255

(c)Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at June 30, 2018, $4 million gross, of financial assets (December 31, 2017: $21 million) and $4 million gross, of financial liabilities (December 31, 2017: $21 million) were offset in the unaudited interim condensed consolidated statements of financial position related to derivative financial instruments.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Current
Marketable securities (1)	$262	$207
Restricted cash	77	68
Derivative contracts	99	75
Loans and notes receivable	46	11
Total current	$484	$361
Non-current
Marketable securities (1)	$1	$1
Restricted cash	7	11
Derivative contracts	61	7
Loans and notes receivable	179	150
Other financial assets (2)	214	254
Total non-current	$462	$423
____________________________________

(1)	During the three and six month period ended June 30, 2018, the partnership recognized $nil and $nil (June 30, 2017: $6 million and $39 million) of net gains on disposition of marketable securities.

(2)	Other financial assets include secured debentures to homebuilding companies in our business services segment.
NOTE 6.    ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Current, net	$3,676	$3,454
Non-current, net
Retainer on customer contract	103	197
Billing rights	675	711
Total Non-current, net	$778	$908
Total	$4,454	$4,362

The increase in accounts and other receivable, net from December 31, 2017 is primarily attributable to higher receivables in our graphite electrode manufacturing business and Greenergy as a result of increased pricing in both businesses during the six months ended June 30, 2018.
Billing rights represent unbilled rights arising at BRK Ambiental from revenue earned from the construction on public concessions contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Current
Raw materials and consumables	$111	$138
Fuel products (1)	634	612
Work in progress	115	94
RTFO certificates (2)	256	193
Finished goods and other (3)	138	31
Carrying amount of inventories	$1,254	$1,068
____________________________________

(1)	Fuel products are traded in active markets and are purchased with a view to resale in the near future. As a result, stocks of fuel products are recorded at fair value based on quoted market prices.

(2)
$1 million of RTFO certificates (December 31, 2017: $60 million) are held for trading and recorded at fair value. There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.

(3)
Finished goods and other is mainly composed of properties acquired in our real estate services business as well as some finished goods inventory in our industrial operations and construction services segments.

The increase in inventory from December 31, 2017 is primarily attributable to an increase in fuel products on hand at Greenergy and increase in finished goods at our graphite electrode manufacturing business, combined with the acquisition of Schoeller Allibert.
NOTE 8.    ASSETS HELD FOR SALE

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Accounts receivable, net	$49	$—
Inventory	11	—
Property, plant and equipment	36	14
Assets held for sale	$96	$14

Accounts payable and other	$15	$—
Liabilities associated with assets held for sale	$15	$—
Industrial Operations - Infrastructure support products manufacturing
During the three month period ended June 30, 2018, our infrastructure support products manufacturing operation sold steel drainage assets for proceeds of $52 million. During the six month period ended June 30, 2018, in addition to the steel drainage assets, certain land and buildings were sold for proceeds of $82 million. An associated gain of $35 million and $51 million was recorded for the three and six month period ended June 30, 2018. As at June 30, 2018, our infrastructure support products manufacturing operation has certain assets and liabilities related to plants within the precast and drainage operations classified as held for sale. Management is actively seeking and negotiating with potential buyers and expects to complete the sale during the year ending December 31, 2018.
Business Services - Real estate brokerage services
In April 2018, Berkshire Hathaway exercised their one-way call option to acquire the partnership's 33% interest in the joint venture of the real estate brokerage services business, resulting in a $55 million pre-tax gain recognized by the partnership for the three and six month period ended June 30, 2018. As at March 31, 2018, the partnership had classified the interest in the joint venture as held for sale.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

NOTE 9.    OTHER ASSETS

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Current
Work in progress (1)	$118	$195
Prepayments and other assets	327	235
Total current	$445	$430
Non-current
Prepayments and other assets	$73	$79
Total non-current	$73	$79
____________________________________

(1)	See Note 12 for additional information.
NOTE 10.    EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Balance at beginning of year	$609	$166
Adoption of new accounting standard	(7)	—
Acquisitions through business combinations (1)	(18)	231
Additions	8	208
Share of net income	10	69
Share of other comprehensive income/(loss)	(3)	(5)
Distributions received	(23)	(59)
Foreign currency translation	(18)	(1)
Reclassification to assets held for sale and disposition of interest (2)	(75)	—
Balance at end of period	$483	$609
____________________________________

(1)	See Note 3 for additional information.

(2)	See Note 8 for additional information.
On January 23, 2018, together with institutional partners, we closed our transaction with Ontario Lottery and Gaming Corporation, in partnership with our gaming partner, to operate and manage three gaming facilities in the Greater Toronto Area for a minimum period of 22 years. The acquisition of our gaming operations resulted in an addition of $8 million to equity accounted investments from December 31, 2017.
The equity accounted investment balance decreased as a result of the finalization of the provisional amounts related to the initial accounting for the acquisition of BRK Ambiental.
For the six month period ended June 30, 2018, the partnership received total distributions from equity accounted investments of $23 million, including a distribution of $15 million from our equity accounted investment within our energy segment.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

NOTE 11.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Current
Accounts payable	$1,503	$1,451
Accrued and other liabilities (1) (2)	3,251	2,992
Work in progress (3)	650	341
Provisions and decommissioning liabilities	50	81
Total current	$5,454	$4,865
Non-current
Accounts payable	$95	$113
Accrued and other liabilities (2)	438	435
Work in progress (3)	64	86
Provisions and decommissioning liabilities	134	139
Total non-current	$731	$773
____________________________________

(1)	Includes bank overdrafts of $857 million as at June 30, 2018 (December 31, 2017: $581 million).

(2)
Includes a defined benefit pension obligation of $42 million ($1 million current and $41 million non-current) and a post-retirement benefit obligation of $28 million ($2 million current and $26 million non-current) as at June 30, 2018.

(3)	See Note 12 for additional information.

The increase in accounts payable and other from December 31, 2017 is primarily attributable to an increase in short-term borrowings at Greenergy, the acquisition of Schoeller Allibert, and higher work in progress liabilities in our construction services business.
NOTE 12.    CONTRACTS IN PROGRESS

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Contract costs incurred to date	$12,949	$12,129
Profit recognized to date (less recognized losses)	241	558
	13,190	12,687
Less: progress billings	(13,786)	(12,919)
Contract work in progress (liability)	$(596)	$(232)
Comprising:
Amounts due from customers — work in progress (current)	$118	$195
Amounts due to customers — creditors (current / non-current)	(714)	(427)
Net work in progress	$(596)	$(232)
NOTE 13.    BORROWINGS
Total current and non-current borrowings as at June 30, 2018 were $5,079 million (December 31, 2017: $3,265 million). The increase of $1,814 million compared to December 31, 2017 is primarily attributable to a $2,250 million senior secured term loan put in place within our graphite electrode manufacturing business, of which $358 million was used to repay existing debt.
Some of the partnership's businesses have credit facilities in which they borrow and repay on a monthly basis. This movement has been shown on a net basis in the partnership's unaudited interim condensed consolidated statements of cash flow.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

As described in Note 14, the partnership has in place, as at June 30, 2018, a credit agreement with Brookfield ("Brookfield Credit Agreement") for a three-year revolving credit facility, with variable interest rates, that permits borrowings of up to $500 million for purposes of funding acquisitions and investments. As at June 30, 2018, the credit facility under the Brookfield Credit Agreement remains undrawn.
As at December 31, 2017, the partnership had a $250 million unsecured bilateral credit facility with a group of banks, available in U.S. or Canadian dollars, with advances bearing interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. This facility had a maturity date of 2019 and was used for general corporate purposes.
In May 2018, the partnership amended and restated the credit facility, increasing it by $475 million to $725 million across an expanded group of banks. In June 2018, the partnership further increased the credit facility by $100 million to $825 million. This amended credit facility is available in Euros, Sterling or Australian dollars, in addition to U.S. or Canadian dollars. Advances under this amended credit facility bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers' acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facility's maturity date was extended by two years to August 2021. As at June 30, 2018, the facility remains undrawn and the partnership was in compliance with all covenants.
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving term credit facilities and revolving operating facilities with variable interest rates. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. One of the partnership's real estate services businesses within our business services segment has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met as substantially all risk and rewards of ownership are not transferred.
NOTE 14.    RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties on exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.

(a)	Transactions with the parent company
As at June 30, 2018, $nil (December 31, 2017: $nil) was drawn on the credit facilities under the Brookfield Credit Agreements.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield, as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at June 30, 2018, the amount of the deposit was $690 million (December 31, 2017: $384 million) and was included in cash and cash equivalents. For the three and six months ended June 30, 2018, the partnership earned interest income of $4 million and $7 million, respectively (June 30, 2017: $1 million and $3 million, respectively) on these deposits.
The partnership pays Brookfield a quarterly base management fee. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee for the three and six month period ended June 30, 2018 was $13 million and $26 million, respectively (June 30, 2017: $7 million and $13 million, respectively).
In its capacity as the holder of the special limited partner (“Special LP”) units of Holding LP, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three and six months ended June 30, 2018 was $41 million and $184 million (June 30, 2017: $nil and $nil).
The partnership previously entered into a number of hedges of net investments in foreign operations with Brookfield, all of which were settled as at December 31, 2017. For the three and six month period ended June 30, 2018, unrealized gains of $nil (June 30, 2017: $5 million) and realized losses of $nil (June 30, 2017: $9 million loss), respectively, were recorded.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield that relate to certain projects in certain regions that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify us for the receipt of payments relating to such projects.

(b)	Other
The following table summarizes other transactions the partnership has entered into with related parties:

	Three Months Ended		Six Months Ended
(US$ MILLIONS)	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Transactions during the period
Construction revenues	$122	$83	$224	$161

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Balances at end of period
Accounts receivable	$53	$64
Accounts payable and other	$93	$106
NOTE 15.    DERIVATIVE FINANCIAL INSTRUMENTS
The partnership's activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate notional amounts of the partnership's derivative positions were as follows as at:

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Total foreign exchange contracts (1)	$1,597	$1,243
____________________________________

(1)	Notional amounts are presented on a net basis for those derivative instruments that are offset.
The increase in the notional amounts of the foreign exchange contracts is primarily attributable to an increase in the notional amounts of net investment hedges covering our facilities management business, returnable plastic packaging business, and energy business.
NOTE 16.    EQUITY
For the three and six month period ended June 30, 2018, the partnership distributed dividends to limited partner, general partner and redemption-exchange unitholders of $8 million and $16 million, respectively, or approximately $0.0625 per partnership unit (June 30, 2017: $7 million and $14 million, respectively). For the three and six month period ended June 30, 2018, the partnership distributed to others who have interests in the operating subsidiaries $917 million and $1,658 million, respectively, primarily resulting from the dividends received from our graphite electrode manufacturing business (June 30, 2017: $84 million and $307 million, respectively).
There was no change in the number of units issued and outstanding during the six month period ended June 30, 2018.

(a)	Earnings per limited partner unit
Net income attributable to limited partnership unitholders was $40 million and $5 million for the three and six month period ended June 30, 2018. The weighted average number of limited partnership units was 66 million for the three and six month period ended June 30, 2018 (June 30, 2017: 52 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

(b)	Incentive distribution to Special Limited Partnership Units

In its capacity as the holder of the special limited partnership units of Holding LP, Brookfield is entitled to incentive distribution rights which are based on a 20% increase in the unit price of the partnership over an initial threshold based on the volume-weighted average price of the units, subject to a high water mark. A distribution of $41 million and $184 million (June 30, 2017: $nil and $nil) was declared during the three and six month period ended June 30, 2018. The threshold was reset to $38.31/unit.
NOTE 17.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(a)	Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(111)	$6	$(7)	$(112)
Other comprehensive income (loss)	(49)	7	11	(31)
Balance as at June 30, 2018	$(160)	$13	$4	$(143)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2017	$(148)	$4	$3	$(141)
Other comprehensive income (loss)	19	—	(11)	8
Balance as at June 30, 2017	$(129)	$4	$(8)	$(133)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(b)	Attributable to Non-controlling interest — Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(165)	$4	$(4)	$(165)
Other comprehensive income (loss)	(47)	6	11	(30)
Balance as at June 30, 2018	$(212)	$10	$7	$(195)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2017	$(205)	$2	$6	$(197)
Other comprehensive income (loss)	20	—	(11)	9
Balance as at June 30, 2017	$(185)	$2	$(5)	$(188)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

NOTE 18.    DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation. The following table lists direct operating costs for the three and six months ended June 30, 2018, and June 30, 2017 by nature:

	Three Months Ended		Six Months Ended
(US$ MILLIONS)	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Cost of sales	$7,739	$4,278	$14,915	$5,786
Compensation	449	369	903	729
Property taxes, sales taxes and other	12	26	31	32
Total	$8,200	$4,673	$15,849	$6,547
Inventories recognized as expenses during the three and six month period ended June 30, 2018 amounted to $5,160 million and $9,801 million, respectively (June 30, 2017: $2,479 million and $2,657 million).
NOTE 19.    SEGMENT INFORMATION
Our operations are organized into five operating segments which are regularly reviewed by our Chief Operating Decision Maker (the "CODM") for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations, or Company FFO and Company EBITDA.
Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment.
Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expenses, current income taxes, and realized disposition gains, current income taxes and interest expenses related to equity accounted investments.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

	Three Months Ended June 30, 2018
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Revenues	$6,726	$1,133	$855	$57	$4	$8,775
Direct operating costs	(6,603)	(1,108)	(438)	(49)	(2)	(8,200)
General and administrative expenses	(61)	(11)	(49)	(5)	(16)	(142)
Equity accounted Company EBITDA (3)	7	—	4	52	—	63
Company EBITDA attributable to others (4)	(46)	—	(264)	(4)	—	(314)
Company EBITDA (1)	23	14	108	51	(14)	182
Realized disposition gain/(loss), net	55	—	35	—	—	90
Interest expense	(22)	—	(55)	(6)	—	(83)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	(1)	—	(1)	(18)	—	(20)
Current income taxes	(13)	(9)	(29)	(1)	—	(52)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	19	—	36	5	—	60
Company FFO (1)	61	5	94	31	(14)	177
Depreciation and amortization expense (2)						(105)
Impairment expense, net						—
Other income (expense), net						(7)
Deferred income taxes						39
Non-cash items attributable to equity accounted investments (3)						(50)
Non-cash items attributable to others (4)						65
Net income (loss) attributable to unitholders (1)						$119
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the three month period ended June 30, 2018, depreciation and amortization by segment is as follows: Business Services $29 million, Construction Services $5 million, Industrial Operations $53 million, Energy $18 million, and Corporate and Other $nil.

(3)	The sum of these amounts equates to equity accounted loss of $7 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net gain of $189 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

	Six Months Ended June 30, 2018
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Revenues	$13,030	$2,176	$1,602	$154	$7	$16,969
Direct operating costs	(12,817)	(2,128)	(791)	(109)	(4)	(15,849)
General and administrative expenses	(118)	(21)	(79)	(10)	(32)	(260)
Equity accounted Company EBITDA (3)	15	—	9	98	—	122
Company EBITDA attributable to others (4)	(71)	—	(514)	(24)	—	(609)
Company EBITDA (1)	39	27	227	109	(29)	373
Realized disposition gain	55	—	51	—	—	106
Interest expense	(41)	—	(114)	(14)	—	(169)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments (3)	(1)	—	(2)	(36)	—	(39)
Current income taxes	(17)	(13)	(49)	(1)	—	(80)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	34	—	79	11	—	124
Company FFO (1)	69	14	192	69	(29)	315
Depreciation and amortization expense (2)						(211)
Impairment expense, net						—
Other income (expense), net						(21)
Deferred income taxes						29
Non-cash items attributable to equity accounted investments (3)						(73)
Non-cash items attributable to others (4)						154
Net income (loss) attributable to unitholders (1)						$193
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the six month period ended June 30, 2018, depreciation and amortization by segment is as follows; Business Services $57 million, Construction Services $10 million, Industrial Operations $106 million, Energy $38 million, and Corporate and Other $nil.

(3)	The sum of these amounts equates to equity accounted income of $10 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net gain of $331 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

	Three Months Ended June 30, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Revenues	$3,273	$1,125	$406	$64	$2	$4,870
Direct operating costs	(3,207)	(1,104)	(316)	(45)	(1)	(4,673)
General and administrative expenses	(30)	(11)	(22)	(4)	(9)	(76)
Equity accounted Company EBITDA (3)	11	—	1	12	—	24
Company EBITDA attributable to others (4)	(26)	—	(53)	(12)	—	(91)
Company EBITDA (1)	21	10	16	15	(8)	54
Realized disposition gain/(loss), net	1	—	8	—	—	9
Interest expense	(9)	—	(34)	(7)	—	(50)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	—	—	—	(1)	—	(1)
Current income taxes	(4)	2	(5)	—	3	(4)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	8	—	23	4	—	35
Company FFO (1)	17	12	8	11	(5)	43
Depreciation and amortization expense (2)						(88)
Impairment expense, net						(23)
Other income (expense), net						(9)
Deferred income taxes						4
Non-cash items attributable to equity accounted investments (3)						(9)
Non-cash items attributable to others (4)						76
Net income (loss) attributable to unitholders (1)						$(6)
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the three month period ended June 30, 2017, depreciation and amortization by segment is as follows: Business Services $13 million, Construction Services $7 million, Industrial Operations $44 million, Energy $24 million, and Corporate and Other $nil.

(3)	The sum of these amounts equates to equity accounted income of $14 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net loss of $20 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

	Six Months Ended June 30, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Revenues	$3,889	$2,141	$637	$133	$4	$6,804
Direct operating costs	(3,790)	(2,124)	(535)	(96)	(2)	(6,547)
General and administrative expenses	(53)	(22)	(37)	(8)	(18)	(138)
Equity accounted Company EBITDA (3)	15	—	1	26	—	42
Company EBITDA attributable to others (4)	(40)	1	(51)	(24)	—	(114)
Company EBITDA (1)	21	(4)	15	31	(16)	47
Realized disposition gain/(loss), net	6	2	237	36	—	281
Interest expense	(13)	—	(43)	(13)	—	(69)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	—	—	—	(2)	—	(2)
Current income taxes	(4)	12	(13)	(1)	6	—
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	11	(1)	(109)	(20)	—	(119)
Company FFO (1)	21	9	87	31	(10)	138
Depreciation and amortization expense (2)						(153)
Impairment expense, net						(30)
Other income (expense), net						5
Deferred income taxes						—
Non-cash items attributable to equity accounted investments (3)						(16)
Non-cash items attributable to others (4)						116
Net income (loss) attributable to unitholders (1)						$60

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the six month period ended June 30, 2017, depreciation and amortization by segment is as follows: Business Services $22 million, Construction Services $12 million, Industrial Operations $69 million, Energy $50 million, and Corporate and Other $nil.

(3)	The sum of these amounts equates to equity accounted income of $24 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net gain of $117 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of the partnership's assets by reportable operating segment as at June 30, 2018 and December 31, 2017:

	As at June 30, 2018
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Total assets	$5,361	$2,671	$6,388	$1,686	$935	$17,041

	As at December 31, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Total assets	$5,246	$2,653	$5,839	$1,671	$395	$15,804
NOTE 20.    SUPPLEMENTAL CASH FLOW INFORMATION

	Six Months Ended
(US$ MILLIONS)	June 30, 2018	June 30, 2017
Interest paid	$94	$41
Income taxes paid	$30	$20
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of "Changes in non-cash working capital, net" on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Six Months Ended
(US$ MILLIONS)	June 30, 2018	June 30, 2017
Accounts receivable	$(324)	$10
Inventory	(73)	(32)
Prepayments and other	(79)	22
Accounts payable and other	(38)	(370)
Changes in non-cash working capital, net	$(514)	$(370)
NOTE 21.    SUBSEQUENT EVENTS

(a)	Distribution
On August 2, 2018, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on September 28, 2018 to unitholders of record as at the close of business on August 31, 2018.

(b)	Acquisition of Teekay Offshore Partners
In July 2018, the partnership supported Teekay Offshore to complete a $500 million bond offering which yields 8.5% and comes due in 2023. The partnership subscribed for $226 million of this bond, utilizing cash on hand. Concurrently, a $200 million promissory note due from Teekay Offshore was converted into the same series of bonds. The partnership's share was $84 million.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2018 and December 31, 2017 and for the three and six months ended
June 30, 2018 and 2017

On July 3, 2018, the partnership exercised its general partner option to acquire an additional 2% ownership interest in Teekay Offshore’s General Partner, Teekay Offshore GP. Prior to July 3, 2018, the partnership owned a 60% economic interest in Teekay Offshore which was accounted for using the equity method, and a 49% voting interest in Teekay Offshore GP. As a result of the exercise of the option, the partnership's voting interest in Teekay Offshore GP increased to 51% and the partnership has the right to appoint a majority of the members of its board of directors, which provides the partnership with control over the business. Accordingly, the partnership will start to consolidate the business on that date.
Due to the recent exercise of the general partner option, the complete valuation and initial purchase price accounting for the business combination is not available as at the date of release of these unaudited interim condensed consolidated financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.

(c)	Acquisition of Westinghouse Electric Company
On August 1, 2018, the partnership, together with institutional partners, completed the acquisition of Westinghouse Electric Company ("Westinghouse") for a purchase price of approximatively $4 billion. The transaction was funded with approximately $920 million of equity, of which $405 million, for a 44% ownership interest, is attributable to the partnership. The remaining capital was funded with $3.1 billion of long-term debt financing.
Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination is not available as at the date of release of these unaudited interim condensed consolidated financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.

(d)	GrafTech secondary offering and concurrent share buyback
In August, our graphite electrode manufacturing business, GrafTech, completed a secondary offering of its common stock and a concurrent share repurchase from Brookfield. The offering and share repurchase generated proceeds of $668 million, or $230 million attributable to the partnership. Also, in connection with the offering a 30 day over-allotment option was granted to the underwriters to purchase 3,450,000 additional shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management's discussion and analysis of our operating results and financial condition, or MD&A, of Brookfield Business Partners L.P. and subsidiaries, (collectively, the partnership, or we, or our), covers the financial position of the partnership as at June 30, 2018 and December 31, 2017, and results of operations for the three and six month period ended June 30, 2018 and 2017. The information in this MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at June 30, 2018 and December 31, 2017, and for the three and six month period ended June 30, 2018 and June 30, 2017, or the interim financial statements. This MD&A was prepared as of August 14, 2018. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to rules and uncertainties and could cause actual results to differ materially from those reflected in the forward-looking statements.
Forward-Looking Statements
This MD&A contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements in this MD&A include statements regarding the quality of our assets, our financial performance, and the partnership's future growth prospects. In some cases, you can identify forward-looking statements by terms such as "anticipate", "believe", "estimate", "expect", "intend", "plan", "potential", "seek", "target", "project", "forecast", "view", "likely", or negative versions of thereof and other comparable terminology, or future or conditional verbs such as "may", "will", "should", "would", and "could".
The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, could cause our actual results to vary from our forward-looking statements:

•	changes in the general economy;

•	general economic and business conditions that could impact our ability to access capital markets and credit markets;

•	the cyclical nature of most of our operations;

•	exploration and development may not result in commercially productive assets;

•	actions of competitors;

•	foreign currency risk;

•	our ability to complete previously announced acquisitions or other transactions, on the timeframe contemplated or at all;

•	risks associated with, and our ability to derive fully anticipated benefits from, future or existing acquisitions, joint ventures, investments or dispositions;

•	actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

•	risks commonly associated with a separation of economic interest from control;

•	failure to maintain effective internal controls;

•	actions or potential actions that could be taken by our parent company, or its subsidiaries (other than the partnership);

•	the departure of some or all of Brookfield's key professionals;

•	pending or threatened litigation;

•	changes to legislation and regulations;

•	possible environmental liabilities and other contingent liabilities;

•	our ability to obtain adequate insurance at commercially reasonable rates;

•	our financial condition and liquidity;

•	alternative technologies could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of our businesses and assets;

•	downgrading of credit ratings and adverse conditions in the credit markets;

•	changes in financial markets, foreign currency exchange rates, interest rates or political conditions;

•	the impact of the potential break-up of political-economic unions (or the departure of a union member);

•	the general volatility of the capital markets and the market price of our limited partnership units; and

•	other factors described elsewhere in this document and in our most recent Annual Report on Form 20-F under the heading "Risk Factors".

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Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
These risk factors and others are discussed in detail under the heading "Risk Factors" in our most recent Annual Report on Form 20-F. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Although the forward-looking statements contained in this MD&A are based upon what the partnership believes to be reasonable assumptions, the partnership cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A.
Please refer to our most recent Annual Report on Form 20-F available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov for a more comprehensive list of risks and uncertainties under the heading "Risk Factors".
Continuity of Interests
On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield's Class A and B limited voting shares (the "spin-off"). On June 1, 2016, we acquired substantially all of the business services and industrial operations, or the Business, and received $250 million in cash from Brookfield. In consideration, Brookfield received (i) approximately 55% of the limited partnership units, or LP Units, and 100% of the general partnership units, or GP Units, of the partnership (ii) special limited partnership units, or Special LP Units, and redemption-exchange units, or Redemption-Exchange Units, of Brookfield Business L.P., or Holding LP, representing an approximate 52% limited partnership interest in Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at June 30, 2018, Brookfield holds an approximate 68% ownership interest in the partnership on a fully exchanged basis. Holders of the GP Units, LP Units, Special LP Units, and Redemption-Exchange Units will be collectively referred to throughout this MD&A as "unitholders". The LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one LP unit multiplied by the number of Redemption-Exchange Units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.
Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield's carrying values prior to the spin-off.
Basis of Presentation
The interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2017, or the annual financial statements, except for the impact of the adoption of the accounting standard described below. The accounting policies the partnership applied in its annual financial statements as at and for the year ended December 31, 2017 are disclosed in Note 2 of the annual financial statements, to which reference should be made in reading the interim financial statements. All defined terms are also described in the annual consolidated financial statements. The interim financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current period's presentation. The interim financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) construction services, (iii) industrial operations, (iv) energy, and (v) corporate and other.

2

Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as "A$", Brazilian Reais are identified as "R$", British Pounds are identified as "£", and Canadian Dollars are identified as "C$".
Overview of our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the United Kingdom, the United States, Brazil and the Middle East. The partnership is focused on owning and operating high quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership's goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have five operating segments which are organized based on how management views business activities within particular sectors:

i.	Business services, including facilities management, road fuel distribution and marketing, residential real estate services, logistics, gaming, and financial advisory services;

ii.	Construction services, which include construction management and contracting services;

iii.	Industrial operations, including select manufacturing, mining, and distribution operations;

iv.	Energy, including oil and gas production, marine energy services, and related businesses; and

v.	Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership's relationship with Brookfield.
The charts below provide a breakdown by operating segment of total assets of $17.0 billion as at June 30, 2018 and of total revenues of $17.0 billion for the six months ended June 30, 2018.

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Business Services
Our business services principally provide services relating to facilities management, road fuel distribution and marketing, residential real estate, logistics, gaming, and financial advisory.
Our facilities management business provides design and project management, professional services and strategic workplace consulting to customers from sectors that range from government, military, financial institutions, utilities, industrial and corporate offices. We seek to provide a cost effective outsourcing alternative for integrated facilities management ("IFM") services to our customers by leveraging our scale, expertise and self-perform capabilities. We believe that we are differentiated from our competitors as a result of over 20 years of developed best practices in our core competency of being a "hard facilities management" provider via our mobile fleet of technicians and in-house expertise and our integrated technology platform that allows customers to obtain real time insight into all aspects of their facilities. Our IFM business benefits from high retention rates, which we believe demonstrates our ability to add value to our customers.
The majority of our revenue in this segment is generated from our road fuel marketing and distribution business. We are a global provider of road fuel distribution with a focus in the United Kingdom where we have significant import, gasoline blending and storage infrastructure, an extensive distribution network, and long-term diversified customer relationships. The company operates a global sourcing operation and an integrated supply chain which enables it to source fuel products from lower-cost global producers and efficiently transport its fuel products to customers in other regions. Included in the revenue and direct operating costs for this business is a duty payable to the government of the United Kingdom which is recorded gross within revenues and direct costs, without impact on the margin generated by the business. In addition, our fuel marketing business has strong customer loyalty through the PC Optimum loyalty program and will build brand recognition through the roll-out of the Mobil brand in Canada to one of the largest gas station networks in Canada, with 213 retail gas stations and associated convenience kiosks.
We provide services to residential real estate brokers through franchise arrangements under a number of brands in Canada, including the nationally recognized brand Royal Lepage, as well as Johnston & Daniel, Via Capitale and Proprio Direct. We also directly operate residential brokerages in select cities in Canada and provide valuations and related analytic services to financial institutions in Canada.
We are a full service provider of relocation and related consulting services to individuals, institutions, and governments on a global basis. With offices in Asia, Europe, North America and South America, we have the expertise and resources to provide globally integrated, customizable services to our clients. Client contracts are typically executed for three to five year terms and experience high retention rates and customer satisfaction. We identify opportunities from different sources, including through relationships with current and former clients, subscriber services, suppliers and other partners within the industry and through internal business development. With the number of suppliers involved in an employee's relocation or assignment, effective supply chain management is crucial to the overall success of a company's mobility program. We maintain a network of independent suppliers that enables us to support our clients and their transferred employees around the world. Our dedicated supply chain management team is focused on supplier selection, training and performance and handles the screening, selection, monitoring and managing of our supplier network.
In partnership with a leading Canadian gaming operator, we operate three gaming facilities in the Greater Toronto Area.  Currently these facilities have a combined total of over 4,000 slot machines, 60 table games and employ more than 2,200 staff.  Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities for a minimum period of 22 years. Through our partnership, we have undertaken an ambitious growth strategy where we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced gaming offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Our financial advisory services business provides merger and acquisition advisory, debt placement, project finance, asset brokerage and structured transaction services with expertise in real assets, particularly property, power and infrastructure. We operate on a global basis with an expanding network that includes offices in North America, South America, Europe, Asia and Australia.
Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients.

4

Construction Services
Our construction services business is a global contractor with a focus on high-quality construction, primarily on large-scale, complex buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are subcontracted to reputable specialists whose obligations mirror those contained within our main construction contract. A smaller part of the business is construction management, whereby we charge a fee for coordination of the sub-contractors employed by either the client or ourselves. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.
Our construction services business provides end-to-end design and development solutions for our customers. The work performed on these contracts creates or enhances an asset that our customer controls and accordingly we recognize revenue on these contracts over a period of time. The partnership uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
As work is performed, a contract asset in the form of work-in-progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenue under the cost-to-cost method and when payment is received is typically less than one year.
The construction industry is cyclical in nature due to changes in general economic conditions and economic growth, both globally and in the regions where we primarily operate, which may result in variability in our revenue due to changes in the level of work in a specific period. Our projects are typically large, multi-year developments which may lead to fluctuations in revenue, depending on the level of work completed during a period. As a global contractor, a large portion of construction revenues and costs are earned and incurred in Australia and Europe, and accordingly are impacted by fluctuations in the Australian Dollar and British Pound, respectively.
Industrial Operations
Our industrial operations segment includes manufacturing, mining, and distribution activities in a variety of businesses.
We own a controlling stake in the largest private water company in Brazil ("BRK Ambiental"). BRK Ambiental provides water and sewage services, including collection, treatment and distribution, to a broad range of residential, industrial, commercial and governmental customers through long-term, inflation-adjusted concession, Public Private Partnerships ("PPP") and take-or pay contracts throughout Brazil. We believe the business can capture a growing share of the water and sewage improvements planned in Brazil over the next two decades, enabling the deployment of significant additional capital with stable, attractive risk-adjusted returns. To date, we have been focused on improving the operational capabilities and capital allocation process at the company. Our long-term approach to creating value at BRK Ambiental involves re-establishing the business as the preferred partner to municipalities and accelerating growth by executing on the embedded growth in our existing operations and acquiring new contracts in Brazil.
Our industrial operations segment also includes a manufacturer of graphite electrodes, and needle coke products used in the production of graphite electrodes. Graphite electrodes are primarily used in electric arc furnaces (“EAF”) in mini-mill steel making and a significant portion of our sales are to the steel production industry. We completed the acquisition of this business at what we believe was a low point in the industry cycle, driven primarily by the oversupply and downward price pressure in the steel market. This is a capital-intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We have streamlined our processes with shorter lead times, lower costs, higher quality products and superior service. Since 2016, the EAF steel market has rebounded strongly and resumed its historical long-term growth trajectory. This revival in EAF steel production has resulted in increased demand for our graphite electrodes. This increased demand, along with structural reductions in supply, have contributed to recent record high prices of graphite electrodes allowing us to generate strong profits and cash flows. During the second quarter of 2018, our graphite electrode manufacturing business completed an initial public offering, including a partial exercise by the underwriters of the over-allotment option for approximately 13% of the company at $15 per share.
In June 2015, we acquired operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We acquired these operations by converting our term loan position, which we acquired in 2011, into an ownership position pursuant to a plan of arrangement under the Companies' Creditors Arrangement Act (Canada). Prior to the recapitalization, our consolidated results included interest and fees on our loan position. We manufacture and market corrugated high-density polyethylene pipe, or HDPE pipe, and other drainage related products, including small bridge structures. We also manufacture and market engineered precast concrete systems such as parking garages, bridges, sport venues and building envelopes. We service customers in a diverse cross-section of industries that are located in every region of Canada, including

5

Canada's national and regional public infrastructure markets and private sector markets in agricultural drainage, building construction and natural resources. Growth and profitability in these operations are directly impacted by the demand for infrastructure, but the diverse factors driving infrastructure investment activity generally result in relative stability of demand. We are in the process of selling these operations.
In addition, we hold interests in specialty metal and aggregates mining operations in Canada. The mining operations currently consist of a limestone aggregates quarry located in northern Alberta, Canada and the Lac des Iles, or LDI, mine in Ontario, Canada. The limestone quarry has 459.2 million tonnes of proven mineral reserves and 539.5 million tonnes of probable mineral reserves. As at May 29, 2017, the LDI mine had an estimated 38.5 million tonnes total proven and probable reserves with an average grade of 2.25 g/t palladium. Decommissioning liabilities relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Reclamation costs are secured by a letter of credit and estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs. Total tonnes milled continued to increase in the second quarter of 2018 to 1,077,472 compared to 580,265 tonnes in same period in the prior year. This increase reflects the return to full-time milling, supplemented by an increase in underground production, Sheriff Pit ore and additional surface stockpile tonnage.
In May 2018, together with our institutional partners, we acquired a controlling stake in Schoeller Allibert Group B.V. ("Schoeller Allibert"), a leading European provider of returnable plastic packaging with the remaining shares being held by the founding family. The business has a strong competitive position given the company’s extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. The business operates in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics. In addition, we view Schoeller Allibert as a company with the opportunity to become larger, both organically by entering new markets and developing new products, and through acquisitions.

The company operates 12 manufacturing sites across Europe and one in Phoenix, Arizona and employs 2,000 employees with a diverse, long-standing customer base. We believe that we can capture the meaningful growth potential of the market, driven by a shift away from one-way packaging as well as delivering on operational efficiency improvements which were identified during our due diligence. To date we have been focused on onboarding the business to the Brookfield platform as well as assisting management with the implementation of the identified operational initiatives.
Energy
Our energy business is comprised of oil and gas exploration and production, principally through our coal-bed methane, or CBM, platform in central Alberta, Canada, and an offshore oil and gas operation that serves the Western Australian market. Additionally, our energy business includes energy-related service operations in Canada, the North Sea and Brazil.
Our Canadian properties produce approximately 42,000 barrels of oil equivalent per day, or BOE/D, all of which is natural gas from our CBM platform. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Revenue from the sale of oil and gas is recognized at a point in time when title and control of the product passes to an external party, based on volumes delivered and contractual delivery points and prices. Revenue for the production in which the partnership has an interest with other producers is recognized based on the partnership’s working interest. Revenue is measured net of royalties to reflect the deduction for other parties’ proportionate share of the revenue. Revenue from the rendering of services is recognized at a point in time when significant rights and obligations of ownership pass and title and control is transferred.
Our Western Australian properties were acquired in June 2015 and are held through an investment in an associate. We account for these operations by the equity method of accounting. Production at our Western Australian oil and gas operations is approximately 50,000 BOE/D, and we are one of the largest suppliers of gas into the Western Australian domestic market. The operations include critical infrastructure comprised of three domestic gas plants and two floating production, storage and offloading vessels. We recognize oil and natural gas revenues when working interest production is sold to a purchaser at fixed or determinable prices, when delivery has occurred and title has transferred and collectability of the revenue is reasonably assured. Revenues are exposed to fluctuations in commodity prices; however, for our natural gas production we aim to enter into long-term contracts and have hedged our shorter life conventional oil production through to the end of 2019. As at June 30, 2018, we had 108 million barrels of oil equivalent, or MMBOE of total company oil and gas reserves (not the partnership's net equity interest) under long-term contracts or financially hedged.

6

We have an equity interest in Teekay Offshore Partners L.P. ("Teekay Offshore"), a marine energy services business. We, in conjunction with institutional investors, own 60% of the L.P. units of Teekay Offshore, and the partnership share is 25%. Our revenue is based on contracts with customers and are fee-based which is recognized on a straight-line basis daily over the term of the contracts. As a fee-based business focused on critical services, the business has limited direct commodity exposure and has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties.
In our energy segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Our energy operations also include contract drilling and well-servicing operations, primarily located in the Western Canadian Sedimentary Basin, or WCSB. Our energy-related contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. We experience seasonality in this business as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Activity levels during the first and fourth quarter are typically the most robust, as the frost creates a stable ground mass that allows for easy access to well sites and easier drilling and service rig movement, while the second quarter is traditionally the slowest due to road bans during spring break up.
Corporate and Other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership's relationship with Brookfield.
Developments in Our Business
Below are the key events in the development of our business since March 31, 2018:
In April 2018, our graphite electrode manufacturing business, GrafTech, completed an initial public offering, including a partial exercise by the underwriters of the over-allotment option for approximately 13% of the company at $15 per share. The offering generated gross proceeds of $571 million, or $197 million attributable to unitholders.
In April 2018, Berkshire Hathaway exercised their one-way call option to acquire our 33% ownership interest in the joint venture of our real estate brokerage services business which resulted in a net gain of $46 million.
In May 2018, together with institutional partners, we closed the acquisition of Schoeller Allibert for a 70% controlling interest. Schoeller Allibert is a manufacturer of returnable plastic packaging systems. The share of the equity investment attributable to unitholders was approximately $45 million, representing an approximate 14% economic interest in the business.
Subsequent to quarter-end, Teekay Offshore completed a $500 million bond offering which yields 8.5% and comes due in 2023, enabling the company to substantially extend its debt maturities. The partnership subscribed for $226 million of this bond, utilizing cash on hand. Concurrently, a $200 million promissory note due from the business was converted into the same series of bonds. The partnership's share was $84 million. The partnership bought the note at $140 million when we recapitalized the business. On July 3, 2018, the partnership exercised its general partner option to acquire control of Teekay Offshore. Prior to July 3, 2018, the partnership owned a 60% economic interest in Teekay Offshore which was accounted for using the equity method, and a 49% voting interest in Teekay Offshore GP. As a result, our general partner interest increased from 49% to 51% and the partnership will consolidate the business beginning in the third quarter of 2018.
Subsequent to quarter-end, we closed the acquisition of Westinghouse Electric Company ("Westinghouse") for a purchase price of approximately $4 billion. The transaction was funded with $920 million of equity, of which the partnership funded $405 million for a 44% ownership interest, and the balance of equity was provided by institutional partners. The remaining capital was funded with approximately $3.1 billion of long-term debt financing.
Outlook
We reported strong earnings in the second quarter with solid performance in each of our operating segments, and exceptional performance in our industrials segment. We also continue to make progress on our strategic initiatives. During the quarter we closed the acquisition of our returnable plastic packaging business, Schoeller Allibert, which further broadens our footprint in Europe, and we partially monetized our interest in our graphite electrode manufacturing business. Subsequent to the quarter, we closed our acquisition of Westinghouse, which diversifies our operations into infrastructure services.

7

As mentioned above, we closed the acquisition of Schoeller Allibert, one of Europe's largest manufacturers of returnable plastic packaging systems. We believe the company has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for innovation. The business operates in what we believe is a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics. In addition, we view Schoeller Allibert as a company with the opportunity to become larger, both organically by entering new markets and developing new products, and through acquisitions.

Subsequent to quarter-end, we closed our acquisition of Westinghouse for a purchase price of approximately $4 billion. The transaction was funded with approximately $920 million of equity, of which we funded $405 million for a 44% ownership and the balance of equity from institutional partners. The rest of the purchase price was funded with approximately $3.1 billion of long-term debt financing.

Westinghouse is one of the world’s leading suppliers of infrastructure services to the power generation industry including mission critical maintenance and repair services, and the provision of highly engineered fuel, spare parts and equipment. In 2017 Westinghouse was forced to seek bankruptcy protection following the failure of its non-core construction operations. This gave us the opportunity to acquire a world class business, that would normally not be available for sale, by sponsoring an exit from the bankruptcy process. Westinghouse, having shed the construction operations in the bankruptcy, is now positioned to move forward with its core business of providing first class infrastructure services.

We believe we have approached this investment in a conservative manner, with the working assumption that over the next 50 years most of Westinghouse's customers' nuclear plants will be decommissioned, and no new plants will be built. Even in that scenario, given the strong cash flow generation of the business, we believe we will earn an attractive risk-adjusted return.

More exciting in our view, is that we forecast plenty of upside which, as a leaner, more focused organization, Westinghouse is well positioned for growth within the nuclear sector through additional cross-selling and service offerings, and expansion into new and underserved markets. Global electricity demand continues to increase driven by population and economic growth. To support this growth and the world's need for safe, clean and reliable base load energy, nations worldwide are relying on nuclear energy as a part of their generation mix. Nuclear is a clean and critical source of power generation globally and we believe, a growing form of energy along with renewables.

We increased our revolving unsecured credit facilities with a consortium of global banking relationships to an aggregate of $825 million, which we believe to be a more appropriate level for a company of our size. This brought our liquidity at quarter end to approximately $2.2 billion with all of our corporate credit facilities undrawn.
The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See the “Forward-Looking Statements" section included in this MD&A.

8

Unaudited Interim Condensed Consolidated Results of Operations
Comparison of the Three and Six Months Ended June 30, 2018 and 2017
The table below summarizes our results of operations for the three and six months ended June 30, 2018 and 2017. Further details on our results of operations and our financial performance are presented within the "Segment Analysis" section.

	Three Months Ended June 30,		Six Months Ended June 30,

(US$ MILLIONS), except per unit amounts	2018	2017	2018	2017
Revenues	$8,775	$4,870	$16,969	$6,804
Direct operating costs	(8,200)	(4,673)	(15,849)	(6,547)
General and administrative expenses	(142)	(76)	(260)	(138)
Depreciation and amortization expense	(105)	(88)	(211)	(153)
Interest expense	(83)	(50)	(169)	(69)
Equity accounted income (loss), net	(7)	14	10	24
Impairment expense, net	—	(23)	—	(30)
Gain (loss) on acquisitions/dispositions, net	90	9	106	281
Other (expenses) income, net	(7)	(9)	(21)	5
Income (loss) before income tax	321	(26)	575	177
Current income tax (expense) recovery	(52)	(4)	(80)	—
Deferred income tax (expense) recovery	39	4	29	—
Net income (loss)	$308	$(26)	$524	$177
Attributable to:
Limited partners	$40	$(3)	$5	$29
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management	38	(3)	4	31
Special Limited Partners	41	—	184	—
Interest of others in operating subsidiaries	189	(20)	331	117
Net income (loss)	$308	$(26)	$524	$177
Basic and diluted earnings per limited partner unit (1) (2)	$0.60	$(0.06)	$0.07	$0.55
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and six months ended June 30, 2018 was 129.3 million and 129.3 million, respectively, and for the three and six months ended June 30, 2017 108.0 million and 108.0 million, respectively.

(2)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the three and six months ended June 30, 2018.

For the three months ended June 30, 2018, we reported net income of $308 million, with $119 million of net income attributable to unitholders. This compares to a net loss of $26 million, with $6 million of net loss attributable to unitholders, for the three months ended June 30, 2017. The increase in net income was primarily due to the stronger pricing and operational performance at our graphite electrode manufacturing business and the net gain recognized on the disposition of our ownership interest in our real estate brokerage services business. The increase was partially offset by the incremental depreciation and amortization expense and interest expense from the 2017 and 2018 acquisitions.
For the six months ended June 30, 2018, we reported net income of $524 million, with $193 million of net income attributable to unitholders. This compares to net income of $177 million, with $60 million of net income attributable to unitholders for the six months ended June 30, 2017. The increase in net income was primarily due to the same factors mentioned above as well as the additional project margins in Australia and Europe from our construction services business. The increase was partially offset by the net gain realized on the disposition of our bath and shower products manufacturing business in the same period in the prior year.

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Revenue
For the three months ended June 30, 2018, revenue increased by $3,905 million, to $8,775 million, compared to $4,870 million during the three months ended June 30, 2017. The increase in revenues was primarily due to the acquisition of Greenergy during the second quarter of 2017. Included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K. The duty is considered a production cost, rather than a sales tax, as Greenergy is obligated for the tax and passes this cost to the customer; this flow through duty amount is recorded gross within revenues and direct costs without impact on the margin generated by the business. In addition, higher pricing at our graphite electrode manufacturing business and the acquisitions of our fuel marketing business in July 2017 and Schoeller Allibert in May 2018 contributed to the increase in revenues.
For the six months ended June 30, 2018, revenue increased by $10,165 million, to $16,969 million, compared to $6,804 million during the six months ended June 30, 2017. The increase in revenues for the six months ended June 30, 2018 was primarily due to the same factors described above, as well as the incremental increase in revenues from the acquisition of BRK Ambiental in April 2017.
Direct Operating Costs
For the three months ended June 30, 2018, direct operating costs increased by $3,527 million, to $8,200 million from $4,673 million in the same period of the prior year. The increase in direct operating costs is primarily related to the acquisition of Greenergy during the second quarter of 2017. As noted, included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K, which are recorded gross within revenues and direct costs without impact on the margin generated by the business. In addition, the acquisitions of our fuel marketing business in July 2017 and Schoeller Allibert in May 2018 both contributed to the increase in direct operating costs in the current quarter.
For the six months ended June 30, 2018, direct operating costs increased by $9,302 million, to $15,849 million from $6,547 million in the same period of 2017. The increase in direct operating costs was primarily related to same factors mentioned above, as well as the contribution to the increase from the acquisition of BRK Ambiental in April 2017.
General and Administrative Expenses
For the three months ended June 30, 2018, general and administrative, or G&A, expenses increased by $66 million to $142 million from $76 million in the same period in the prior year. G&A expenses increased due to the acquisitions of BRK Ambiental, Greenergy, and our fuel marketing business in 2017 and Schoeller Allibert in 2018, which contributed a total of $48 million to G&A expenses for the three months ended June 30, 2018. In addition, management fees increased due to the growth in the partnership's total capitalization relative to the prior period.
For the six months ended June 30, 2018, G&A expenses increased by $122 million to $260 million from $138 million for the same period of the prior year, for the same reasons mentioned above.
Depreciation and Amortization Expense
Depreciation and amortization, or D&A, expense includes depletion related to oil and gas assets, depreciation of property, plant and equipment, or PP&E, as well as the amortization of intangible assets. The highest contribution to D&A expense is from our industrial operations and energy segments. The D&A expense from our industrial operations segment is primarily depreciation on PP&E assets at our graphite electrode manufacturing operations and our water distribution, collection and treatment operation. The D&A expense in our energy segment is largely from our oil and gas assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities, or NI 51-101, as the basis for defining and calculating proved and probable reserves for purposes of the D&A calculations. D&A is generally consistent year-over-year with large changes typically due to the addition or disposal of depreciable assets.
For the three months ended June 30, 2018, D&A expense increased by $17 million compared to the same period ended June 30, 2017. The increase in D&A expense was mainly due to the acquisitions of BRK Ambiental at the end of April 2017, Greenergy in May 2017, our fuel marketing business in July 2017, as well as the acquisition of Schoeller Allibert in May 2018.
For the six months ended June 30, 2018, D&A increased by $58 million compared to the six months ended June 30, 2017. The increase in D&A was due to similar variations described for the three months ended June 30, 2018.

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Interest Expense
For the three months ended June 30, 2018, interest expense increased by $33 million when compared to the three months ended June 30, 2017. The increase was primarily due to the inclusion of the incremental borrowing costs related to BRK Ambiental, Greenergy, and our fuel marketing business, all of which were acquired in 2017, and Schoeller Allibert which was acquired in 2018. In addition, the increase was due to the additional interest expense at our graphite electrode manufacturing business as a result of a senior secured term loan facility and revolving credit facility put in place in February 2018.
For the six months ended June 30, 2018, the interest expense was $169 million, an increase of $100 million when compared to the six months ended June 30, 2017. The increase was primarily due to the same factors mentioned above.
Equity Accounted Income, net
For the three months ended June 30, 2018, equity accounted income decreased by $21 million relative to the same period in the prior year. The decrease was primarily due to an impairment loss recorded by our marine energy services business and the loss of contribution after the disposition of our real estate brokerage services business during the quarter. The decrease was partially offset by the incremental contribution of our gaming operations, which we acquired during the first quarter of 2018.
For the six months ended June 30, 2018, equity accounted income decreased by $14 million relative to the same period in the prior year for the same reasons mentioned above.
Impairment Expense, net
For the three months ended June 30, 2018, there was no impairment expense. For the three months ended June 30, 2017, the impairment expense was $23 million which related to the write-down of an investment within our energy segment that was sold in the third quarter of 2017.
For the six months ended June 30, 2018, there was no impairment expense. For the six months ended June 30, 2017, the impairment expense was $30 million which related to same write-down mentioned above, as well as a reduction in the value of assets held for sale within our graphite electrode manufacturing business.
Gains on Acquisitions/Dispositions, net
For the three months ended June 30, 2018, we recorded a net gain on disposition of $90 million, which was primarily related to the gain on the disposition of our 33% ownership interest in our real estate brokerage services business, as well as the gain recognized on the sale of steel drainage assets in our infrastructure support products manufacturing operation. For the three months ended June 30, 2017, we recorded a net gain on disposition of $9 million which was primarily from the disposition of an investment security in our energy segment.
For the six months ended June 30, 2018, we recorded a net gain on disposition of $106 million, which was related to the realized gains discussed above, as well as a gain recognized on the sale of certain land and buildings in our infrastructure support products manufacturing operation. For the six months ended June 30, 2017, we recorded a net gain on disposition of $281 million which was primarily from the disposition of our bath and shower products manufacturing business and investment securities held in our energy segment.
Other Income (Expenses), net
For the three months ended June 30, 2018, other expenses of $7 million were primarily related to fair value movements on derivatives in our fuel distribution business ("Greenergy"), which were partially offset by an increase in valuation of warrants held in our energy segment. For the three months ended June 30, 2017, other expenses of $9 million primarily related to an unrealized fair value adjustments in our industrial operations and business services segment.
For the six months ended June 30, 2018, other expenses of $21 million primarily related to the aforementioned factors above as well as fair value movements on hedges in our Canadian energy operations. During the six months ended June 30, 2017, other income of $5 million primarily related to unrealized gains on hedges in our Canadian energy operations, which were partially offset by a loss on revaluation of an investment security within our energy segment and the aforementioned unrealized fair value adjustments in both our industrial operations and business services segments.

11

Income Tax Expense (Recovery)
For the three months ended June 30, 2018, the current income tax expense and deferred income tax recovery were $52 million and $39 million, respectively, compared to a $4 million current income tax expense and a $4 million deferred income tax recovery for the same period in 2017. The increase in total tax expense to $13 million for the three months ended June 30, 2018 compared to a total tax expense of $nil for the three months ended June 30, 2017, was primarily attributable to higher taxable income for the three months ended June 30, 2018, mostly in our graphite electrode manufacturing business. Also contributing to the increase in taxable income was the gain recognized on the disposition of our real estate brokerage services business.
Our effective tax rate for the three months ended June 30, 2018 was 4%, while our composite income tax rate was 27%. During the quarter, our graphite electrode manufacturing business set up U.S. tax losses which gave rise to a 20% reduction in our effective tax rate.
For the six months ended June 30, 2018, the current income tax expense was $80 million, compared to a $nil current income tax expense for the same period in 2017. The deferred income tax recovery was $29 million, compared to a $nil deferred income tax expense for the same period in 2017. The increase in total tax expense to $51 million for the six months ended June 30, 2018 compared to a total tax expense of $nil for the same period in 2017 was due to the same factors mentioned above.

12

Summary of Results
Quarterly Results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

(US$ MILLIONS), except per unit amounts	2018		2017				2016
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Three months ended
Revenues	$8,775	$8,194	$8,379	$7,640	$4,870	$1,934	$2,232	$2,043
Direct operating costs	(8,200)	(7,649)	(8,034)	(7,295)	(4,673)	(1,874)	(2,064)	(1,889)
General and administrative expenses	(142)	(118)	(107)	(95)	(76)	(62)	(72)	(70)
Depreciation and amortization expense	(105)	(106)	(109)	(109)	(88)	(65)	(67)	(71)
Interest expense	(83)	(86)	(67)	(66)	(50)	(19)	(19)	(24)
Equity accounted income (loss), net	(7)	17	8	37	14	10	(7)	28
Impairment expense, net	—	—	(9)	—	(23)	(7)	(155)	—
Gain (loss) on acquisitions/dispositions, net	90	16	—	(14)	9	272	—	29
Other income (expense), net	(7)	(14)	(72)	(41)	(9)	14	9	11
Income (loss) before income tax	321	254	(11)	57	(26)	203	(143)	57
Current income tax (expense)/recovery	(52)	(28)	(11)	(19)	(4)	4	(7)	(8)
Deferred income tax (expense)/recovery	39	(10)	16	6	4	(4)	16	3
Net income (loss)	$308	$216	$(6)	$44	$(26)	$203	$(134)	$52
Attributable to:
Limited partners	$40	$(35)	$(79)	$(8)	$(3)	$32	$(5)	$9
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	38	(34)	(83)	(8)	(3)	34	(6)	11
Special Limited Partners	41	143	117	25	—	—	—	—
Interest of others	189	142	39	35	(20)	137	(123)	32
Net income (loss)	$308	$216	$(6)	$44	$(26)	$203	$(134)	$52
Basic and diluted earnings (loss) per limited partner unit (1) (2)	$0.60	$(0.53)	$(1.25)	$(0.15)	$(0.06)	$0.61	$(0.13)	$0.22
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and six months ended June 30, 2018 was 129.3 million and 129.3 million, respectively, and for the three and six months ended June 30, 2017 108.0 million and 108.0 million, respectively.

(2)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the three months ended September 30, 2017, December 31, 2017, March 31, 2018, and June 30, 2018.

Revenue and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility, in particular, have a significant impact on a number of our operations, specifically, within our energy and industrial operations segments. Seasonality primarily affects our business services operations. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel distribution business, will generate stronger performance in the second and third quarters. On a consolidated basis, we do not expect seasonality to materially influence our results. Our energy operations are also impacted by seasonality, usually generating stronger results in the first and fourth quarters. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

13

Review of Consolidated Financial Position
The following is a summary of the interim condensed consolidated statements of financial position as at June 30, 2018 and December 31, 2017:

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Assets
Cash and cash equivalents	$1,873	$1,106
Financial assets	946	784
Accounts receivable, net	4,454	4,362
Inventory and other assets	1,772	1,577
Assets held for sale	96	14
Property, plant and equipment	2,575	2,530
Deferred income tax assets	256	174
Intangible assets	2,909	3,094
Equity accounted investments	483	609
Goodwill	1,677	1,554
Total assets	$17,041	$15,804
Liabilities and equity in net assets
Liabilities
Accounts payable and other	$6,185	$5,638
Liabilities associated with assets held for sale	15	—
Borrowings	5,079	3,265
Deferred income tax liabilities	807	837
Total liabilities	$12,086	$9,740
Equity
Limited partners	$1,477	$1,585
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,348	1,453
Interest of others in operating subsidiaries	2,130	3,026
Total equity	4,955	6,064
Total liabilities and equity	$17,041	$15,804
Financial Assets
Financial assets are composed of marketable securities, loans and notes receivable, derivative contracts and restricted cash. The balance increased by $162 million from $784 million as at December 31, 2017 to $946 million as at June 30, 2018. The increase was primarily due to fair value adjustments on marketable securities and derivative contracts within our energy and industrial operations segments, and a loan provided to an equity accounted investment within our energy segment.
The following table presents financial assets by segment as at June 30, 2018 and December 31, 2017:

(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
June 30, 2018	$384	$56	$72	$434	$—	$946
December 31, 2017	$385	$53	$21	$325	$—	$784

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Accounts Receivable
Accounts receivable increased by $92 million from $4,362 million as at December 31, 2017, to $4,454 million as at June 30, 2018. The increase was primarily due to higher receivables in our graphite electrode manufacturing business and Greenergy as a result of increased pricing in both businesses.
Inventory and Other Assets
Inventory and other assets increased by $195 million from $1,577 million as at December 31, 2017, to $1,772 million as at June 30, 2018. The increase was primarily due to an increase in raw material and finished goods inventory on hand at our graphite electrode manufacturing business and higher inventory levels at Greenergy, combined with the acquisition of Schoeller Allibert. Greenergy's inventory and other assets balance included fuel inventories and Renewable Transport Fuel Obligation ("RTFO") certificates. RTFOs are generated on the blending of biofuel into the Greenergy fuel supplies, and these certificates can be sold to other oil companies.
Assets Held for Sale
Assets held for sale are $96 million as at June 30, 2018, compared to $14 million as at December 31, 2017. As at June 30, 2018, certain assets and liabilities related to plants within the precast concrete and drainage operations in our infrastructure support products manufacturing operations were reclassified as held for sale. The 2017 balance was comprised of land and buildings held for sale in the aforementioned business.
Property, Plant & Equipment and Intangible Assets
PP&E is primarily related to our industrial operations, business services, and energy segments. The PP&E balance of $2,575 million as at June 30, 2018, increased by $45 million when compared to $2,530 million as at December 31, 2017. The increase was primarily due to the acquisition of Schoeller Allibert, partially offset by the reclassification of assets in our infrastructure support products manufacturing operation to assets held for sale.
Intangible assets are primarily related to our industrial operations and business services segments. Intangible assets decreased by $185 million, from $3,094 million as at December 31, 2017, to $2,909 million as at June 30, 2018. The decrease was primarily due to the finalization of the provisional amounts related to the initial accounting for the acquisition at BRK Ambiental, which was partially offset by the acquisition of Schoeller Allibert.
Capital expenditures represent additions to property, plant, and equipment. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Specific to our industrial operations segment, we include additions to intangible assets in BRK Ambiental within capital expenditures due to the nature of its concession agreements. For the three months ended June 30, 2018, total capital expenditures were $91 million, of which $59 million was incurred in our industrial operations segment and $25 million in our business services segment.
Equity Accounted Investment
Equity accounted investments decreased by $126 million, from $609 million as at December 31, 2017 to $483 million as at June 30, 2018, primarily due to the disposition of our interest in our real estate brokerage services business in May 2018. The remaining change was due to a distribution received from our Australian energy operation and the finalization of the provisional amounts related to the initial accounting for the acquisition. These decreases were partially offset by the acquisition of our gaming operation in the first quarter of 2018.
Goodwill
Goodwill increased by $123 million from $1,554 million as at December 31, 2017, to $1,677 million as at June 30, 2018, which was primarily due to the acquisition of Schoeller Allibert in May 2018.
Accounts Payable and Other
Accounts payable and other increased by $547 million from $5,638 million as at December 31, 2017, to $6,185 million as at June 30, 2018. The increase was primarily due to an increase in short-term borrowings at Greenergy, the acquisition of Schoeller Allibert, and higher work in progress liabilities in our construction services business.
Borrowings
Borrowings are discussed in the "Liquidity and Capital Resources" section of this MD&A.

15

Equity Attributable to Unitholders
As at June 30, 2018, our capital structure was comprised of two classes of partnership units, LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., "Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement" in our Annual Report on Form 20-F.
Holding LP's capital structure is comprised of three classes of partnership units: Special LP Units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the unit price of the partnership over an initial threshold. See Item 10.B, "Memorandum and Articles of Association — Description of the Holding LP Limited Partnership Agreement" in our Annual Report on Form 20-F.
The Board of Directors approved a $41 million incentive distribution payment, or $10.25 million per Special LP unit, to Brookfield, payable on September 28, 2018, based on the volume weighted average price of $38.31 per unit (exceeding the previous incentive distribution threshold of $36.72 per unit) and the time weighted average of 129 million units outstanding for the quarter. Going forward the incentive distribution threshold is $38.31 per unit.
As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.
On August 10, 2018, the Toronto Stock Exchange accepted a notice filed by the partnership of its intention to commence a normal course issuer bid, or NCIB, for its limited partnership units. Under the NCIB, our Board of Directors authorized us to repurchase up to 10% of the issued and outstanding units as at August 9, 2018, or 3,371,900 units. No repurchases have been made under the NCIB as at the date of this MD&A.
As at June 30, 2018 and December 31, 2017, the total number of partnership units outstanding are as follows:

UNITS	June 30, 2018	December 31, 2017
GP Units	4	4
LP Units	66,185,798	66,185,798
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	63,095,497	63,095,497
Special LP Units	4	4

There have been no changes in partnership units since June 30, 2018.
Segment Analysis
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are funds from operations, or Company FFO and Company EBITDA. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. Company FFO is presented net to unitholders, or net to parent company. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered a key measure of our financial performance and we use Company FFO to assess operating results and our business performance. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gains, current income taxes and interest expenses related to equity accounted investments. Company EBITDA is presented net to unitholders, or net to parent company. See "Reconciliation to Non-IFRS Measures" for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

16

The following table presents Company EBITDA and Company FFO for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2018	2017	2018	2017
Revenues	$8,775	$4,870	$16,969	$6,804
Direct operating costs	(8,200)	(4,673)	(15,849)	(6,547)
General and administrative expenses	(142)	(76)	(260)	(138)
Equity accounted Company EBITDA	63	24	122	42
Company EBITDA attributable to others (1)	(314)	(91)	(609)	(114)
Company EBITDA (2)	$182	$54	$373	$47
Realized disposition gains (loss), net	90	9	106	281
Interest expense	(83)	(50)	(169)	(69)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(20)	(1)	(39)	(2)
Current income taxes	(52)	(4)	(80)	—
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	60	35	124	(119)
Company FFO (2)	$177	$43	$315	$138
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

For the three months ended June 30, 2018, we reported Company EBITDA of $182 million, an increase of $128 million relative to the three months ended June 30, 2017. The increase in Company EBITDA was primarily due to improved performance across all of our operating segments, most notable due to significantly stronger results in our industrials segment, primarily attributable to our graphite electrode manufacturing business. The increase was also due to the incremental contributions from BRK Ambiental which was acquired in the second quarter of 2017, our marine energy services business and our fuel marketing business which we acquired in the third quarter of 2017 and our gaming operations acquired in the first quarter of 2018.
Company EBITDA for the six months ended June 30, 2018 increased $326 million to $373 million from $47 million in the same period of 2017. The increase was due to the same results mentioned above as well as the improved project margins in Australia from our construction services business.
For the three months ended June 30, 2018, we reported Company FFO of $177 million, representing an increase of $134 million relative to the three months ended June 30, 2017. In addition to the factors contributing to the increase in Company EBITDA, Company FFO increased as a result of the net gains recognized on the disposition of our ownership interest in our real estate brokerage services business and on our steel drainage assets within our infrastructure support products manufacturing operation.
Company FFO for the six months ended June 30, 2018 was $315 million, representing an increase of $177 million compared to the same period in the prior period. Company FFO increased for the same reasons mentioned above, partially offset by the net realized gain of $84 million attributable to unitholders recognized in the prior period from the sale of our bath and shower product manufacturing business, as well as the net gain realized on the disposition of the investment securities held in our energy segment in the six months ended June 30, 2017.

17

Business Services
The following table presents Company EBITDA and Company FFO for our business services segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2018	2017	2018	2017
Revenues	$6,726	$3,273	$13,030	$3,889
Direct operating costs	(6,603)	(3,207)	(12,817)	(3,790)
General and administrative expenses	(61)	(30)	(118)	(53)
Equity accounted Company EBITDA	7	11	15	15
Company EBITDA attributable to others (1)	(46)	(26)	(71)	(40)
Company EBITDA (2)	$23	$21	$39	$21
Realized disposition gain, net	55	1	55	6
Interest expense	(22)	(9)	(41)	(13)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(1)	—	(1)	—
Current income taxes	(13)	(4)	(17)	(4)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	19	8	34	11
Company FFO (2)	$61	$17	$69	$21
The following table presents equity attributable to the unitholders for our business services segment as at June 30, 2018 and December 31, 2017:

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Total assets	$5,361	$5,246
Total liabilities	4,257	4,236
Interests of others in operating subsidiaries (1)	593	562
Equity attributable to unitholders	511	448
Total equity	$1,104	$1,010
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Three and Six Months Ended June 30, 2018 and 2017
Revenue from our business services segment for the three months ended June 30, 2018 was $6,726 million, an increase of $3,453 million compared to revenues in the same period in 2017 of $3,273 million. Direct operating costs increased by $3,396 million, to $6,603 million for the three months ended June 30, 2018, from $3,207 million in the same period in 2017. The increase in revenues and direct costs was primarily due to our acquisition of Greenergy in the second quarter of 2017. Included in revenue and direct operating costs for Greenergy is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs without impact on the margin generated by the business. For the three months ended June 30, 2018, the duty element included in revenues and direct operating costs was approximately $2,678 million. In addition, the acquisition of our fuel marketing business in the third quarter of 2017 contributed to both the increase in revenue and direct operating costs during the quarter. Revenue and direct operating costs for the six months ended June 30, 2018 increased $9,141 million and $9,027 million, respectively, compared to the six months ended June 30, 2017, primarily due to the same factors mentioned above.

18

Company EBITDA in our business services segment remained consistent at $23 million for the three months ended June 30, 2018 when compared to the three months ended June 30, 2017. The loss of contribution from the disposition of our real estate brokerage services business was offset by the acquisition of our fuel marketing business in the third quarter of 2017 and the acquisition of our gaming operations during the first quarter of 2018. Company EBITDA for the six months ended June 30, 2018 was $39 million, representing an increase of $18 million compared to the prior period, which was primarily due to the same factors mentioned above.
Company FFO in our business services segment was $61 million for the three months ended June 30, 2018, representing an increase of $44 million from $17 million during the three months ended June 30, 2017. The increase was primarily due to the incremental contributions from the aforementioned acquisitions, as well as the net gain of $46 million, after taxes, recognized on the disposition of our ownership interest in our real estate brokerage services business. Company FFO in the segment for six months ended June 30, 2018 increased $48 million due to the same factors mentioned above.
Construction Services
The following table presents Company EBITDA and Company FFO for our construction services segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2018	2017	2018	2017
Revenues	$1,133	$1,125	$2,176	$2,141
Direct operating costs	(1,108)	(1,104)	(2,128)	(2,124)
General and administrative expenses	(11)	(11)	(21)	(22)
Equity accounted Company EBITDA	—	—	—	—
Company EBITDA attributable to others (1)	—	—	—	1
Company EBITDA (2)	$14	$10	$27	$(4)
Realized disposition gain, net	—	—	—	2
Interest expense	—	—	—	—
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—	—	—
Current income taxes	(9)	2	(13)	12
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	—	—	—	(1)
Company FFO (2)	$5	$12	$14	$9
The following table presents equity attributable to unitholders for our construction services segment as at June 30, 2018 and December 31, 2017:

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Total assets	$2,671	$2,653
Total liabilities	1,829	1,694
Interests of others in operating subsidiaries (1)	—	—
Equity attributable to unitholders	842	959
Total equity	$842	$959
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

19

Comparison of the Three and Six Months Ended June 30, 2018 and 2017
Revenue in our construction services segment was $1,133 million for the three months ended June 30, 2018 compared to $1,125 million for the three months ended June 30, 2017. For the six months ended June 30, 2018, revenue increased $35 million to $2,176 million from $2,141 million in the same period in 2017. The revenue contribution on a regional basis for the three months ended June 30, 2018 was as follows: Australia 55% (2017 - 53%); U.K. 35% (2017 - 34%); the Middle East 9% (2017 - 12%); and Other 1% (2017 - 1%). Direct operating costs increased $4 million and $4 million compared to the three and six months ended June 30, 2017, respectively.
Company EBITDA for the three months ended June 30, 2018 was $14 million, representing an increase of $4 million from the prior period, which was primarily due to the improved project margin contributions from projects in Australia in the current period compared to a loss on a project in Australia in the prior period. Positive contributions from Australia and the U.K. were partially offset by lower activity in the Middle East during the quarter. For the six months ended June 30, 2018, Company EBITDA was $27 million, representing an increase of $31 million compared to the same period in 2017. The increase relative to the prior period was primarily due to same factors mentioned above as well as the first quarter of 2017 was negatively impacted by margin downgrades on three projects in Australia.
Company FFO for the three months ended June 30, 2018 was $5 million, representing a decrease of $7 million when compared to the same period in the prior year. Company FFO was negatively impacted by a higher current tax expense in Australia consistent with the higher contribution to results during the quarter. In addition, there was a change in U.K. tax legislation at the end of 2017 which resulted in an overall increase in tax expense for the quarter. Company FFO for the six months ended June 30, 2018 was $14 million, representing an increase of $5 million compared to the same period in 2017. The increase was primarily due to same factors contributing to the increase in Company EBITDA for the six months ended June 30, 2017, partially offset by the aforementioned higher current tax expense in 2018 combined with tax recoveries recorded on the operating losses incurred in the same period in the prior year.
The business continues to win jobs, securing approximately $0.9 billion of new work during the quarter, including an office property and three residential properties in Australia. Backlog as at June 30, 2018 is approximately $8.5 billion.
Industrial Operations
The following table presents Company EBITDA and Company FFO for our industrial operations segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2018	2017	2018	2017
Revenues	$855	$406	$1,602	$637
Direct operating costs	(438)	(316)	(791)	(535)
General and administrative expenses	(49)	(22)	(79)	(37)
Equity accounted Company EBITDA	4	1	9	1
Company EBITDA attributable to others (1)	(264)	(53)	(514)	(51)
Company EBITDA (2)	$108	$16	$227	$15
Realized disposition gain, net	35	8	51	237
Interest expense	(55)	(34)	(114)	(43)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(1)	—	(2)	—
Current income taxes	(29)	(5)	(49)	(13)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	36	23	79	(109)
Company FFO (2)	$94	$8	$192	$87

20

The following table presents equity attributable to the parent company for our industrial operations segment as at June 30, 2018 and December 31, 2017:

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Total assets	$6,388	$5,839
Total liabilities	5,290	3,189
Interests of others in operating subsidiaries (1)	1,031	1,989
Equity attributable to unitholders	67	661
Total equity	$1,098	$2,650
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Three and Six Months Ended June 30, 2018 and 2017
Revenue from our industrial operations segment for the three months ended June 30, 2018 was $855 million, representing an increase of $449 million compared to $406 million in the same period in 2017. Direct operating costs increased by $122 million, to $438 million for the three months ended June 30, 2018, from $316 million in the same period in 2017. The increase in revenue and direct operating costs was primarily due to stronger pricing at our graphite electrode manufacturing business, as well as the incremental revenues and direct operating costs from our acquisition of Schoeller Allibert in the second quarter of 2018 and a full quarter of contribution from BRK Ambiental. For the six months ended June 30, 2018, revenue from the segment was $1,602 million, representing an increase of $965 million, while direct operating costs were $791 million, representing an increase of $256 million compared to the same period in 2017. The increase in revenue and direct operating costs was primarily due to the same factors mentioned above.
Company EBITDA in our industrial operations segment increased by $92 million for the three months ended June 30, 2018, compared to the three months ended June 30, 2017. Company EBITDA in the segment for the six months ended June 30, 2018 was $227 million compared to $15 million for the six months ended June 30, 2017. The increase in Company EBITDA was primarily due to the same factors driving the increase in revenue and direct operating costs.
Company FFO in our industrial operations segment was $94 million for the three months ended June 30, 2018, compared to $8 million for the three months ended June 30, 2017. Company FFO for the three months ended June 30, 2018 increased primarily due to the factors described above, as well as the net gain recognized on the sale of steel drainage assets within our infrastructure support products manufacturing operation. The increase was partially offset by increased interest and current income tax expense at our graphite electrode manufacturing business due to the senior secured term loan put in place in 2018. For the six months ended June 30, 2018, Company FFO was $192 million, representing an increase of $105 million compared to the six months ended June 30, 2017. Company FFO increased for the same factors mentioned above, partially offset by higher interest expense as a result of the acquisition of BRK Ambiental and the sale of our bath and shower products manufacturing business which resulted in a net gain of $84 million attributable to unitholders for the six months ended June 30, 2017.

21

Energy
The following table presents Company EBITDA and Company FFO for our energy segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2018	2017	2018	2017
Revenues	$57	$64	$154	$133
Direct operating costs	(49)	(45)	(109)	(96)
General and administrative expenses	(5)	(4)	(10)	(8)
Equity accounted Company EBITDA	52	12	98	26
Company EBITDA attributable to others (1)	(4)	(12)	(24)	(24)
Company EBITDA (2)	$51	$15	$109	$31
Realized disposition gain (loss), net	—	—	—	36
Interest expense	(6)	(7)	(14)	(13)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(18)	(1)	(36)	(2)
Current income taxes	(1)	—	(1)	(1)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	5	4	11	(20)
Company FFO (2)	$31	$11	$69	$31
The following table presents equity attributable to unitholders for our energy segment as at June 30, 2018 and December 31, 2017:

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Total assets	$1,686	$1,671
Total liabilities	494	536
Interests of others in operating subsidiaries (1)	506	475
Equity attributable to unitholders	686	660
Total equity	$1,192	$1,135
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Three and Six Months Ended June 30, 2018 and 2017
Revenue from our energy segment for the three months ended June 30, 2018 was $57 million, representing a decrease of $7 million compared to $64 million in the same period in 2017. Direct operating costs increased by $4 million, to $49 million for the three months ended June 30, 2018, from $45 million in the same period in 2017. The decrease in revenue was primarily due to lower realized gas prices and a decrease in production in our Canadian energy operation. This was partially offset by higher activity in our Canadian well-servicing operation as a result of a 2017 tuck-in acquisition. Direct operating costs increased compared to prior year primarily due to the aforementioned higher activity in our Canadian well-servicing operation. For the six months ended June 30, 2018, revenue from the segment was $154 million, representing an increase of $21 million compared to the six months ended June 30, 2017, while direct operating costs were $109 million, also representing an increase of $13 million. The increase in both revenue and direct operating costs compared to the same period in 2017 was primarily due to the aforementioned higher activity in our Canadian well-servicing operation.

22

Company EBITDA in our energy segment was $51 million for the three months ended June 30, 2018, compared to $15 million for the three months ended June 30, 2017. For the six months ended June 30, 2018, Company EBITDA was $109 million, representing an increase of $78 million. In addition to the factors driving the variations in revenue and direct operating costs above, our energy segment benefited from the incremental contribution to equity accounted income from the acquisition of our marine energy services business during the third quarter of 2017 which accounted for the majority of the increase in Company EBITDA for both the three and six months ended June 30, 2018.
Company FFO in our energy segment was $31 million for the three months ended June 30, 2018, compared to $11 million for the three months ended June 30, 2017. The increase was primarily due to the aforementioned acquisition of our marine energy services business during the third quarter of 2017. For the six months ended June 30, 2018, Company FFO was $69 million, compared to $31 million for the six months ended June 30, 2017. Company FFO for the six months ended June 30, 2018 increased due to the same factors as the increase for the three months ended June 30, 2018, as well as the net gain realized on the disposition of the investment securities held in our energy segment in the six months ended June 30, 2017.
Corporate and Other
The following table presents Company EBITDA and Company FFO for our corporate and other segment for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2018	2017	2018	2017
Revenues	$4	$2	$7	$4
Direct operating costs	(2)	(1)	(4)	(2)
General and administrative expenses	(16)	(9)	(32)	(18)
Equity accounted Company EBITDA	—	—	—	—
Company EBITDA attributable to others (1)	—	—	—	—
Company EBITDA (2)	$(14)	$(8)	$(29)	$(16)
Realized disposition gain, net	—	—	—	—
Interest expense	—	—	—	—
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—	—	—
Current income taxes	—	3	—	6
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	—	—	—	—
Company FFO (2)	$(14)	$(5)	$(29)	$(10)
The following table presents equity attributable to unitholders for our corporate and other segment as at June 30, 2018 and December 31, 2017:

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Total assets	$935	$395
Total liabilities	216	85
Interests of others in operating subsidiaries (1)	—	—
Equity attributable to unitholders	719	310
Total equity	$719	$310
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

23

Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus third party debt with recourse, net of cash held by corporate entities. The management fee for the three and six months ended June 30, 2018 was $13 million and $26 million, respectively. General and administrative costs relate to corporate expenses, including audit and director fees. The increase was due to growth in the partnership's total capitalization relative to the same period in 2017.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield, as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at June 30, 2018, the amount of the deposit was $690 million and was included in cash and cash equivalents.
Reconciliation of Non-IFRS Measures
Company FFO
To measure our performance, amongst other measures, we focus on Company FFO. We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders, or net to the parent company. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has the following limitations as an analytical tool:

•
Company FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•	Company FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.
Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.
Company EBITDA
We also use Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains, interest expense, current income taxes, realized disposition gains, current income taxes and interest expense related to equity accounted investments. Company EBITDA is presented net to unitholders, or net to the parent company. Company EBITDA has limitations as an analytical tool as it does not include realized disposition gains, interest expense, and current income taxes, as well as depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses and impairment charges. Because of these limitations, Company EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company EBITDA is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company EBITDA provides a more complete understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations.

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The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2018	2017	2018	2017
Revenues	$8,775	$4,870	$16,969	$6,804
Direct operating costs	(8,200)	(4,673)	(15,849)	(6,547)
General and administrative expenses	(142)	(76)	(260)	(138)
Equity accounted investment Company EBITDA (1)	63	24	122	42
Company EBITDA attributable to others (2)	(314)	(91)	(609)	(114)
Company EBITDA	$182	$54	$373	$47
Realized disposition gain (loss), net	90	9	106	281
Interest expense	(83)	(50)	(169)	(69)
Equity accounted current taxes and interest (1)	(20)	(1)	(39)	(2)
Current income taxes	(52)	(4)	(80)	—
Company FFO attributable to others (2)	60	35	124	(119)
Company FFO	$177	$43	$315	$138
Depreciation and amortization	(105)	(88)	(211)	(153)
Impairment expense, net	—	(23)	—	(30)
Other income (expenses), net	(7)	(9)	(21)	5
Deferred income taxes	39	4	29	—
Non-cash items attributable to equity accounted investments (1)	(50)	(9)	(73)	(16)
Non-cash items attributable to others (2)	65	76	154	116
Net income attributable to unitholders	$119	$(6)	$193	$60
____________________________________

(1)
The sum of these amounts equates to equity accounted loss of $7 million and income of $10 million as per our IFRS statement of operating results for the three and six months ended June 30, 2018 and equity accounted income of $14 million and $24 million for the three and six months ended June 30, 2017.

(2)
Total cash and non-cash items attributable to the interest of others equals net gain of $189 million and $331 million as per our IFRS statement of operating results for the three and six months ended June 30, 2018 and net loss of $20 million and net gain $117 million for the three and six months ended June 30, 2017.

The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, Preferred Shares and Special LP units to equity attributable to unitholders for the periods indicated:

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Limited partners	$1,477	$1,585
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special LP Units held by Brookfield	1,348	1,453
Equity attributable to unitholders	$2,825	$3,038

The following table presents equity attributable to unitholders by segment as at June 30, 2018 and December 31, 2017:

(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
June 30, 2018	$511	$842	$67	$686	$719	$2,825
December 31, 2017	$448	$959	$661	$660	$310	$3,038

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Liquidity and Capital Resources
We manage our liquidity and capital requirements through cash flows from operations, opportunistically monetizing mature operations, refinancing existing debt and businesses and through the use of credit facilities. We aim to maintain sufficient financial liquidity to be able to meet our on-going operating requirements and to maintain a modest distribution.
Our principal liquidity needs for the next year include meeting debt service payments and funding recurring expenses, required capital expenditures, committed acquisitions and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. The "Developments in our Business" section of the MD&A details recent acquisitions completed by the partnership. For example, the partnership, alongside institutional investors, completed the acquisition of Westinghouse on August 1, 2018 for a purchase price of approximately $4 billion, funded with approximately $920 million of equity and $3.1 billion of long-term debt financing. The partnership's share of approximately $405 million was funded with available liquidity.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets.
The following table presents borrowings by segment as at June 30, 2018 and December 31, 2017:

(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
June 30, 2018	$1,072	$11	$3,647	$351	$(2)	$5,079
December 31, 2017	$1,178	$12	$1,693	$382	$—	$3,265
As at June 30, 2018, the partnership had outstanding debt of $5,079 million compared to $3,265 million as at December 31, 2017. The borrowings consist of the following:

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Term loans and credit facilities	$3,456	$1,745
Project financing	567	449
Debentures	516	596
Securitization program	203	249
Senior notes	337	226
Total Borrowings	$5,079	$3,265
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through on-going operations. On a consolidated basis, our operations had borrowings totaling $5,079 million as at June 30, 2018, compared to $3,265 million at December 31, 2017. The increase of $1,814 million was primarily due to $2.2 billion of senior secured term loan financing put in place within our graphite electrode manufacturing business, of which approximately $400 million was used pay down existing debt.
We finance our assets principally at the operating company level with debt that generally is non-recourse to either the partnership or to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving lines of credit, term loans and debt securities with varying maturities, ranging from 1-22 years. The weighted average maturity at June 30, 2018 was 6.0 years and the weighted average interest rate on debt outstanding was 6.8%. As at June 30, 2018, the maximum borrowing capacity of our term loans and credit facilities at the operations and other subsidiaries level was $7.7 billion, of which $5.1 billion was drawn.

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The use of the term loans and credit facilities is primarily related to on-going operations and capital expenditures, and to fund acquisitions. The interest rates charged on these facilities are based on market interest rates. These borrowings include customary covenants based on fixed charge coverage and debt-to-EBITDA ratios. Our operations are currently in compliance with all material covenant requirements of their term loans and credit facilities. In periods of difficult economic conditions, including challenging commodity pricing, we undertake proactive measures to avoid having any of our energy and industrial operations default under the terms of their facilities, including amending such debt instruments or, if necessary, seeking waivers from the lenders. Our ability to enter into an amendment or, if needed, obtain a waiver or otherwise refinance any such indebtedness depends on, among other things, the conditions of the capital markets and our financial conditions at such time.
One of our real estate services businesses has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met, as substantially all risk and rewards of ownership are not transferred. The program contains covenants related to maximum loss and default ratios (as defined by the agreement) and receivables turnover ratios as the debt is secured by the business' receivables. The partnership was in compliance with the covenants under the securitization program as at June 30, 2018.
In 2017, the partnership entered into a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers' acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements.  As at June 30, 2018, $nil has been drawn under this credit facility.  Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). This new credit facility replaced two, three-year revolving credit facilities that were entered into on June 20, 2016 in connection with the spin-off of the partnership from Brookfield: (i) an operating credit facility that permitted borrowings of up to $200 million for working capital purposes; and (ii) a facility that permitted borrowings of up to $300 million for purposes of funding our acquisitions and investments.
As at December 31, 2017, the partnership had a $250 million unsecured bilateral credit facility with a group of banks, available in U.S. or Canadian dollars, with advances bearing interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. This facility had a maturity date of 2019 and was used for general corporate purposes. The bilateral working capital facility requires us to maintain a minimum tangible net worth and to maintain debt to capitalization ratios at the corporate level.
In May 2018, we amended and restated the credit facility, increasing it by $475 million to $725 million across an expanded group of banks. In June 2018, we further increased the credit facility by $100 million to $825 million. In addition to U.S. or Canadian dollars, the credit facility is now also available in Euros, Sterling, or Australian dollars. Advances under the credit facility bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers' acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facility's maturity date was extended by two years to August 2021.
The table below outlines the partnership's consolidated net debt to capitalization as at June 30, 2018 and December 31, 2017:

(US$ MILLIONS)	June 30, 2018	December 31, 2017
Borrowings	$5,079	$3,265
Cash and cash equivalents	(1,873)	(1,106)
Net debt	3,206	2,159
Total equity	4,955	6,064
Total capital and net debt	$8,161	$8,223
Net debt to capitalization ratio	39.3%	26.3%

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The partnership's general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On August 2, 2018, the Board of Directors of the partnership's general partner declared a dividend of $0.0625 per unit payable on September 28, 2018 to unitholders of record as at the close of business on August 31, 2018.
In addition, on June 29, 2018, the Board of Directors, on behalf of the partnership, in its capacity as the general partner of Brookfield Business L.P. ("Holding LP"), declared a dividend of $10.25 million per Special LP unit of Holding LP, payable on September 28, 2018. The volume weighted average price was $38.31 per unit (exceeding the previous incentive distribution threshold of $36.72 per unit) and the units outstanding as at June 30, 2018 were 129 million units, resulting in a $41 million payable to Brookfield. Going forward, the incentive distribution threshold is $38.31 per unit.
Cash Flow
We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.
As at June 30, 2018, we had cash and cash equivalents of $1,873 million, compared to $1,106 million as at December 31, 2017. The net cash flows for the six months ended June 30, 2018 and 2017 were as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2018	2017
Cash flows provided by operating activities	$191	$(324)
Cash flows provided by (used in) investing activities	(278)	(710)
Cash flows provided by (used in) financing activities	895	1,030
Effect of foreign exchange rates on cash	(41)	(1)
Total	$767	$(5)

Revision of comparatives

The comparative cash flow figures for the six month period ended June 30, 2017, have been revised for the correction of an immaterial error identified by management related to the reclassification of cash flows from bank overdrafts, from an acquisition completed in May 2017 in our business services segment, within the unaudited interim condensed consolidated statements of cash flow. As a result, $358 million which was previously reported in accounts payable and other within the operating activities line item entitled changes in non-cash working capital, net, is now being reported within the financing activities line item entitled proceeds from other credit facilities, net. The 2017 comparative figures in the supplemental cash flow information within Note 20 have also been updated to remove the bank overdraft which was previously recorded within accounts payable and other. The correction of the classification in the statement of cash flow is immaterial and had no impact on the partnership’s historical unaudited interim condensed statements of financial position, statements of operating results, statements of comprehensive income, and statements of changes in equity.

The impact of the correction of the classification in the consolidated statement of cash flows for the periods ended June 30, 2017, September 30, 2017, December 31, 2017, and March 31, 2018 are detailed below:

(US$ MILLIONS)	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
As reported
Changes in non-cash working capital, net	$(12)	$174	$(91)	$(228)
Proceeds from other credit facilities, net	—	—	—	—

As corrected
Changes in non-cash working capital, net	$(370)	$(165)	$(451)	$(405)
Proceeds from other credit facilities, net	358	339	360	177

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Cash Flow Provided by Operating Activities
Total cash flow provided by operating activities for the six months ended June 30, 2018 was $191 million compared to $324 million used for the six months ended June 30, 2017. The cash provided by operating activities during the six months ended June 30, 2018 was primarily attributable to the incremental contribution from stronger results in our graphite electrode manufacturing business as a result of stronger pricing and higher volume for the six months ended June 30, 2018.
Cash Flow Provided by (Used in) Investing Activities
Total cash flow used in investing activities was $278 million for the six months ended June 30, 2018, compared to $710 million used during the six months ended June 30, 2017. Our investing activities were primarily related to the acquisition of Schoeller Allibert, the tuck-in acquisition within our facilities management business and the acquisition of property, plant, and equipment and intangible assets mostly within our business services and industrial operations segments. This was partially offset by the cash proceeds received on the disposition of our interest in our real estate brokerage services business.
Cash Flow Provided by (Used in) Financing Activities
Total cash flow provided by financing activities was $895 million for the six months ended June 30, 2018, compared to $1,030 million cash flow provided by financing activities for the six months ended June 30, 2017. During the six months ended June 30, 2018, our borrowings, net of repayments, were $1,749 million, which primarily consisted of the $2.2 billion of senior secured term loan financing obtained by our graphite electrode manufacturing business, of which approximately $400 million was used to pay down existing debt. During the six months ended June 30, 2018, distributions to others who have interests in operating subsidiaries, net of capital provided by others who have interests in our operating subsidiaries, were $917 million, which were mostly comprised of distributions from our graphite electrode manufacturing business.
Off Balance Sheet Arrangements
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at June 30, 2018, the total outstanding amount was approximately $1.5 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction businesses and other operations are called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and a certain number of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain projects in the Middle East region that were in place prior to the spin-off.  Under these indemnity agreements, Brookfield has agreed to indemnify us for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. On July 3, 2017, a customer called on the performance and advance payment bank guarantee associated with a project in the Middle East for an amount of approximately $32 million. Management successfully contested the claim, which was upheld in local courts. On February 22, 2018, the customer’s appeal of the court’s ruling resulted in the bank guarantees being paid due to the structural form of the guarantee. Management continues to counterclaim through local courts and any loss amount associated with this project cannot be measured and is not probable at this time.
Financial Instruments — Foreign Currency Hedging Strategy
To the extent that it is economical to do so, the partnership's strategy is to hedge a portion of its equity investments and/or cash flows exposed to foreign currencies. The partnerships foreign currency hedging strategy includes leveraging any natural hedges that may exist within the operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to the extent that natural hedges are insufficient.

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The following table presents our hedged position in foreign currencies as at June 30, 2018:

	Net Investment Hedges
(US$ MILLIONS)	USD	CAD	AUD	BRL	GBP	EUR	Other
Net Equity	$932	$716	$453	$325	$419	$(249)	$230
FX Contracts — US$	486	(349)	(50)	—	(58)	(29)	—
As at June 30, 2018, we had hedges in place equal to approximately 26% of our net equity investment in foreign currencies. Our primary unhedged exposure relates to our Brazilian Real investment and some of our Canadian operations where natural hedges exist within the businesses. For the three months ended June 30, 2018, we recorded unrealized pre-tax net gains of $32 million in other comprehensive income, related to these contracts.
Contractual Obligations
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our contractual obligations as at June 30, 2018:

	Payments as at June 30, 2018
(US$ MILLIONS)	Total	Less than One Year	One-Two Years	Three-Five Years	Thereafter
Borrowings	$5,118	$612	$1,088	$1,220	$2,198
Finance lease obligations	40	12	5	17	6
Operating leases	675	123	81	187	284
Interest expense	781	159	142	337	143
Decommissioning liabilities	874	7	4	11	852
Pension obligations	132	13	12	36	71
Obligations under agreements	341	134	22	67	118
Total	$7,961	$1,060	$1,354	$1,875	$3,672
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 14 in the interim financial statements.
Subsequent Events
Subsequent to June 30, 2018, the partnership was party to a number of subsequent events as described in Note 21 in the interim financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015.

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Controls and Procedures
No changes were made in our internal control over financial reporting during the quarter ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were controls over financial reporting at Schoeller Allibert Group B.V., for which control was acquired on May 15, 2018. The financial statements of this entity constitutes 5% of total assets, 5% of net assets, 1% of revenue and -5% of net income of the consolidated financial statements of our partnership as of and for the three month period ending June 30, 2018.
Future Changes in Accounting Policies
Leases
In January 2016, the IASB published a new standard, IFRS 16 Leases ("IFRS 16"). The new standard brings most leases on the balance sheet, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019.
The partnership has participated in strategic planning sessions with its subsidiaries and associates in order to provide guidance regarding the key considerations and to develop an adoption project plan. The partnership is completing its assessment of existing contractual arrangements to identify the existing population of lease arrangements that would be capitalized under the new standard. Next steps include performing an initial quantification of the existing obligations, assessing any potential impact to IT systems and internal controls and reviewing the additional disclosures required by the new standard.
IFRS 16 can either be adopted on a full retrospective method or on a modified retrospective method whereby any transitional impact is recorded in equity as at January 1, 2019 and comparative periods are not restated. The partnership currently anticipates that the modified retrospective approach will be adopted and is currently in the process of evaluating a number of practical expedients available under the new standard.
The partnership continues to evaluate the overall impact of IFRS 16 on its consolidated financial statements.

Uncertainty over Income Tax Treatments
In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The partnership is currently evaluating the impact of IFRIC 23 on its unaudited interim condensed consolidated financial statements.
New Accounting Policies Adopted
Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring additional disclosures. IFRS 15 requires disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.
The partnership adopted the standard using the modified retrospective approach, in which a cumulative catch-up adjustment is recorded through opening retained earnings on January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated. The partnership elected to use the practical expedient for contract modifications. On adoption, the partnership recorded a reduction in opening retained earnings of approximatively $260 million, attributable to the partnership net of taxes, mainly from our construction services business. Under IFRS 15, revenue from the partnership’s construction services contracts will continue to be recognized over time; however, a higher threshold of probability must be achieved prior to recognizing revenue from variable consideration such as incentives and claims and variations resulting from

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contract modifications. Under IAS 18 and IAS 11, revenue was recognized when it is probable that work performed will result in revenue whereas under IFRS 15, revenue is recognized when it is highly probable that a significant reversal of revenue will not occur for these modifications. Refer to Note 2(c) of the unaudited interim condensed consolidated financial statements for impact on adoption of IFRS 15.
Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments ("IFRS 9") superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce greater judgment to assess the effectiveness of a hedging relationship. The partnership adopted the standard using the retrospective approach without restatement, in which a cumulative catch-up adjustment is recorded through opening retained earnings on January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated. On adoption, the partnership recorded an adjustment in opening retained earnings of $nil attributable to the partnership net of taxes. Refer to Note 2(e) of the unaudited interim condensed consolidated financial statements for impact on adoption of IFRS 9.
Foreign Currency Transactions and Advance Consideration
In December 2016, the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration ("IFRIC 22"), effective for annual reporting periods beginning on or after January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation may be applied either retrospectively or prospectively. The adoption of IFRIC 22 did not have a significant impact on the unaudited interim condensed consolidated financial statements.
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Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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